MERGER AGREEMENT AND OTHER COVENANTS entered into by and between AFYA LIMITED and YDUQS PARTICIPAÇÕES S.A.

Dated September 23, 2026

MERGER AGREEMENT AND OTHER COVENANTS

This Merger Agreement and Other Covenants (“Agreement”), dated as of September 23, 2026, is entered into by and among:

(1)         AFYA LIMITED, an exempted company duly incorporated and existing under the laws of the Cayman Islands, with its registered office in the City of George Town, Cayman Islands, at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, enrolled with the National Register of Legal Entities (Cadastro Nacional da Pessoa Jurídica) (“CNPJ/MF”) under No. 33.858.154/0001-78, duly represented herein in accordance with its memorandum and articles of association (“Afya”); and

(2)         YDUQS PARTICIPAÇÕES S.A., a publicly held corporation (sociedade anônima de capital aberto), with headquarters in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, No. 42, Block 5, Room 301, Barra da Tijuca, ZIP Code 22.640-907, enrolled with the CNPJ/MF under No. 08.807.432/0001-10, duly represented herein in accordance with its bylaws (“YDUQS”).

Afya and YDUQS are hereinafter individually referred to as a “Company” or a “Party” and collectively as the “Companies” or the “Parties”.

WHEREAS:

(A)         YDUQS operates in the higher education sector and conducts its operations through its Subsidiaries and the institutions listed in Exhibit (A) (“YDUQS Business”);

(B)         Afya operates in the medical education sector and conducts its operations through its Subsidiaries and the institutions listed in Exhibit (B) (“Afya Business”);

(C)         YDUQS is a publicly held corporation listed on B3’s Novo Mercado segment;

(D)         Afya is an exempted company incorporated under the laws of the Cayman Islands that, as of the date hereof, qualifies as a foreign private issuer within the meaning of Rule 3b-4 under the U.S. Securities Exchange Act of 1934 as amended (the “Exchange Act” or the “1934 Act”), and its Class A common shares are listed and traded on Nasdaq;

(E)          The Parties intend to consummate a business combination through the merger of Afya into YDUQS, to be implemented in accordance with the applicable Laws of the Cayman Islands and Brazil and in compliance with applicable U.S. securities Laws (“Merger”), pursuant to which, subject to the Conditions Precedent: (i) Afya shall be merged into YDUQS and, as a result of the Merger, Afya shall cease to exist as a separate legal entity; (ii) Afya’s shareholders shall receive newly issued common shares of YDUQS based on the Exchange Ratio; and (iii) YDUQS shall be the surviving company (“Combined Company”) and shall remain listed on B3’s Novo Mercado segment (“Transaction”); and

(F)          The Parties acknowledge that the Merger is intended to combine two leading and complementary education platforms, creating a broader, more diversified and strategically positioned education group. The Transaction is expected to expand academic offerings and strengthen operating capabilities. Following the Merger, the Combined Company will continue to operate and develop the businesses historically conducted by both groups through an integrated operating structure;

1

NOW, THEREFORE, the Parties hereby enter into this Agreement, which shall be governed by the following terms and conditions:

1.           DEFINITIONS AND RULES OF INTERPRETATION

1.1.          Definitions. The following terms, expressions and abbreviations in capitalized initials, whether in singular or plural form, including their verbal and nominal variations, shall have the meanings assigned to them below, unless expressly stated otherwise:

1.1.1.        “Adjusted Free Cash Flow to Equity” means the Company’s Free Cash Flow to Equity; plus the Working Capital Adjustment; minus, in the case of Afya only, the Reserved Amount.

1.1.2.        “Affiliate” means, with respect to (i) a Person, any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with such Person; (ii) a specified Person that is an individual, the spouse, civil partner (companheiro em união estável), children, or a relative up to the second degree of such individual; and (iii) an investment fund, any Person that, directly or indirectly, is Controlled by, or is under common Control with such investment fund.

1.1.3.        “Afya Fundamental R&Ws” means the representations and warranties made by Afya under Sections 7.1.1 (Organization and Good Standing), 7.1.2 (Authority), 7.1.4 (Binding Effect), 7.1.5 (No Conflict) and 7.1.6 (Share Capital).

1.1.4.        “Antitrust Statutes” means, as applicable, all Brazilian antitrust Laws, including Brazilian Law No. 12,529/2011 and its related decrees, resolutions and statutes, including the CADE’s Regimento Interno.

1.1.5.        “Anti-Corruption Laws” means all applicable anti-corruption, anti-bribery, anti-money laundering, economic sanctions and similar Laws, including (i) Brazilian Laws No. 8,429/1992, No. 9,613/1998 and No. 12,846/2013, and their related decrees and regulations; (ii) the U.S. Foreign Corrupt Practices Act of 1977, as amended; (iii) the economic and trade sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control and any similar sanctions Laws of Brazil, the Cayman Islands, the United Kingdom, the United Nations or the European Union; and (iv) the Cayman Islands Anti-Corruption Act (As Revised) and the Proceeds of Crime Act (As Revised).

1.1.6.        “B3” means B3 S.A. – Brasil, Bolsa, Balcão, the Brazilian stock exchange.

1.1.7.        “BDR” means a Brazilian Depositary Receipt, which is a certificate issued in Brazil by a depositary institution and backed by securities issued by a non-Brazilian issuer, pursuant to applicable Brazilian Laws.

2

1.1.8.        “Bertelsmann” means Erste WV Gütersloh GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) duly organized and existing under the laws of Germany, with head office in the city of Gütersloh, Germany, enrolled with the CNPJ/MF under No. 21.855.682/0001-94.

1.1.9.        “Brazilian Civil Code” means Law No. 10,406, dated January 10, 2002, as amended from time to time.

1.1.10.     “Brazilian Corporations Law” means Law No. 6,404, dated December 15, 1976, as amended from time to time.

1.1.11.     “Break-Up Fee” means the Pre-EGM Break-Up Fee or the Post-EGM Break-Up Fee.

1.1.12.     “Business Day” means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the City of São Paulo, State of São Paulo, in the City of Rio de Janeiro, State of Rio de Janeiro, in the City of Belo Horizonte, State of Minas Gerais, in the City of New York, or in the Cayman Islands.

1.1.13.     “CADE” means the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), the Brazilian antitrust authority.

1.1.14.     “Cash” means all cash and cash equivalents, demand deposits (depósitos de liquidez imediata), cash balances and financial investments (including if recorded under a specific accounting line item) that are readily convertible into cash or redeemable within 5 days from the date of the relevant redemption request, without any loss of value and without the payment of any fees or charges, except for Taxes and banking fees. Cash shall exclude judicial deposits or other deposits related to pending proceedings, disputes or other contingencies and restricted cash, blocked accounts, escrow accounts, or amounts subject to contractual, regulatory or legal restrictions on withdrawal or use. For the avoidance of doubt, no item included in the calculation of Working Capital shall also be included in the calculation of Cash, and vice versa.

1.1.15.     “Cayman Companies Act” means the Companies Act (As Revised) of the Cayman Islands, as amended, supplemented or replaced from time to time.

1.1.16.     “Cayman Islands Registrar of Companies” means the Registrar of Companies of the Cayman Islands acting pursuant to the Cayman Companies Act.

1.1.17.     “CDI” means the cumulative variation of 100% of the average daily rate of one-day Interbank Deposits (CDI), as calculated and published by B3, expressed on a 252 Business Day annual basis.

1.1.18.     “Claim” means any extrajudicial, judicial or administrative litigation, written notice, action, lawsuit, injunction, proceeding, known investigation, claim, including, but not limited to, civil, criminal, labor, tax, administrative, regulatory or other matter, involving any court, Governmental Authority, Third-Party or any arbitration proceeding, that has already been duly notified in writing to the respective Party.

3

1.1.19.     “Competing Transaction” means any agreement, arrangement or transaction with any Third-Party, occurred between the date hereof and the Closing Date, that competes, or has the effect of competing, with the Transaction, or that may impair or prevent the Closing of the Transaction, or has the same or a similar purpose as the Transaction, including (a) any corporate reorganization involving (a.i) any of the Companies and/or its Subsidiaries (including, without limitation, any merger, merger of shares, amalgamation, capital reduction, spin-off or consolidation), and (a.ii) any Third Party; (b) any pre-EGM tender offer for the acquisition of control (in the case of YDUQS, an OPA para aquisição de controle) or that triggers the poison pill provisions under the applicable bylaws / articles of association addressed to the shareholders of any of the Companies; or (c) other similar transaction that competes, or has the effect of competing, with the Transaction, or that may impair or prevent the Closing of the Transaction, or has the same or a similar purpose as the Transaction, with any Third Party involving any transfer, sale, encumbrance or disposal by a Company or by its Subsidiaries, to a Third Party, of: (c.i) any shares of capital stock; (c.ii) other equity interests; (c.iii) Indebtedness or other securities in both cases convertible into or exchangeable to equity interests; (c.iv) any sale or disposition by YDUQS, Afya or any of their respective Subsidiaries of substantially all of their assets, or of a relevant part thereof, necessary for the conduct of the YDUQS Business or the Afya Business, as applicable, as currently conducted; or (c.v) joint venture. Any Approved M&A shall not be deemed to be a Competing Transaction.

1.1.20.     “Control” means (i) with respect to a Brazilian company, the meaning ascribed to it under Article 116 of the Brazilian Corporations Law; and (ii) with respect to any other Person that is not a Brazilian company, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. Terms derived from Control, including “Controlled”, “Controlling”, “to Control”, and related grammatical forms, shall be construed accordingly.

1.1.21.     “CVM” means the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission.

1.1.22.     “CVM Resolution 78” means CVM Resolution No. 78, dated March 29, 2022, as amended, supplemented or replaced from time to time, which governs mergers, spin-offs, amalgamations and share mergers involving publicly-held companies.

4

1.1.23.     “CVM Resolution 81” means CVM Resolution No. 81, dated March 29, 2022, as amended, supplemented or replaced from time to time, which governs shareholders' meetings, distance voting procedures and related rights of shareholders, debentureholders and holders of commercial paper.

1.1.24.     “Distribution” means any transfer of value to shareholders or any of their Related Parties, including, without limitation, (i) dividends, (ii) extraordinary dividends, (iii) interest on net equity (juros sobre capital próprio), (iv) capital reductions, (v) share buybacks, (vi) redemptions, and (vii) any other payment made outside the Ordinary Course of Business, regardless of its accounting treatment or effect on Net Debt.

1.1.25.     “EBITDA” means earnings before net financial expenses, depreciation, amortization, income taxes and social contribution taxes. EBITDA shall not be adjusted by any non-recurring item, except for goodwill impairment charges, and shall be calculated ex-IFRS 16. EBITDA will not be adjusted by any new accounting policies that come into effect between the Locked Box Date and the Closing Reference Date. For definition purposes, the EBITDA, with respect to any Company, is calculated as per Schedule 1.1.25.

1.1.26.     “Effective Time” means the time at which the Merger becomes effective.

1.1.27.     “EGM” means an extraordinary general meeting of any of the Companies.

1.1.28.     “Esteves Family” means NRE Capital Ventures Ltd. and Nicolau Carvalho Esteves.

1.1.29.     “Excess Distribution” means, with respect to YDUQS, the positive difference (if any) between the YDUQS Distribution declared and paid pursuant to Section 3.7 and the Adjusted Free Cash Flow to Equity generated by YDUQS during the period from the Locked Box Date until the Closing Reference Date. If such difference is zero or negative, the Excess Distribution shall be deemed to be zero.

1.1.30.     “Exchange Rate” means, with respect to any calculation requiring the conversion of amounts denominated in U.S. Dollars into Brazilian Reais (or vice versa), the average of the daily U.S. Dollar/Brazilian Real selling exchange rates (PTAX) published by the Central Bank of Brazil (Banco Central do Brasil) applicable on the business day immediately preceding the relevant calculation date, as determined based on the calendar observed in the City of São Paulo.

1.1.31.     “FIES” means Fundo de Financiamento Estudantil, a student financing program maintained by the Brazilian Federal Government pursuant to applicable Law.

1.1.32.     “Free Cash Flow to Equity” means, with respect to each Company and for the period from the Locked Box Date (including) to the Closing Reference Date (excluding), an amount equal to: (i) the Net Debt of such Company as of the Locked Box Date; minus (ii) the Net Debt of such Company as of the Closing Reference Date; plus (iii) the aggregate amount of all Distributions paid by such Company in such period; plus (iv) the aggregate net Cash disbursement made by such Company in connection with any Approved M&A, including assumed Indebtedness and transaction costs; and minus (v) the aggregate net Cash proceeds received by such Company from any Approved M&A, including assumed Indebtedness and transaction costs; all as calculated in accordance with Schedule 1.1.32.

5

1.1.33.     “Fully Diluted Basis” means, regarding any of the Companies, all issued and outstanding shares plus all shares issuable upon the exercise, vesting, conversion, or settlement of any option, restricted share unit, warrant, convertible security, or other equity-linked instrument outstanding as of the relevant date, excluding the shares held in treasury (tesouraria) by the Company, with due observance of the terms of Schedule 2.2.1.

1.1.34.     “GAAP” means the generally accepted accounting principles applicable in Brazil, based on the Brazilian Corporations Law and related regulations, including the rules and regulations issued by the CVM, as applied in accordance with the International Financial Reporting Standards (IFRS), the accounting standards issued by the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade – CFC), the pronouncements and guidance issued by the Brazilian Accounting Institute (Instituto Brasileiro de Contabilidade – IBRACON) and the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis – CPC), and the resolutions issued by the CFC, as applicable.

1.1.35.     “Governmental Authority” means any of the following: (i) any government, public authority, or stock exchange; and (ii) (a) any federal, state, municipal, local or other governmental or political subdivision in Brazil, the Cayman Islands, the U.S., or any other applicable jurisdiction; (b) any governmental, executive, legislative, judicial, regulatory or administrative authority, agency, autarchy, commission, department, council, self-regulatory organization or other governmental body of any such jurisdiction; or (c) any court, tribunal, arbitral tribunal, or judicial, administrative, or regulatory body.

1.1.36.     “IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board, as in effect from time to time.

1.1.37.     “IFRS 16” means International Financial Reporting Standard 16 (Leases), issued by the International Accounting Standards Board, as amended, supplemented, or replaced from time to time.

6

1.1.38.     “Indebtedness” means, as of any reference date and with respect to any Company (taken as a whole with its Subsidiaries, on a consolidated basis), all indebtedness, whether short-term or long-term, whether recorded on or off the balance sheet, including: (i) all indebtedness for borrowed money, financing arrangements, credit instruments, promissory notes, debentures, loans, guarantees, and letters of credit (for purposes of this item, unamortized transaction costs shall not be treated as, and shall not operate as, a deduction from Indebtedness); (ii) all Taxes due and unpaid, whether or not overdue, assessed, or subject to installment payment plans or tax settlement programs (including REFIS, PAES, PAEX, and PERT), payable to federal, state, or municipal tax authorities, including accrued interest, penalties and monetary adjustments; (iii) any dividends, interest on equity (juros sobre capital próprio), other pecuniary benefits, or any other distributions of profits, whether in cash or otherwise, that have been declared, accrued, or become payable and remain unpaid; (iv) any overdue amounts, together with the related charges and penalties, whether or not subject to default or compensatory interest (including amounts owed to suppliers), and any accounts payable whose payment terms have been renegotiated; (v) amounts related to receivables that were received in advance such as receivables financings, credit card receivables advances, invoice discounting arrangements, or any other monetization of receivables; (vi) any acknowledgment, admission, or confession of indebtedness, or voluntary disclosure of liabilities; (vii) the net liability position under any derivative or hedging arrangement; (viii) all overdue salaries, employee benefits and related labor and social security charges, taking into account applicable Law and/or relating to periods prior to the applicable reference date, as well as all amounts payable under arrangements with employees and workers outside of the Ordinary Course of Business; (ix) any amounts payable to third parties, employees, or service providers as bonuses, commissions or similar payments triggered by or payable as a result of the Merger, including, without limiting, the advisors set forth in Schedule 6.1.3 and Schedule 7.1.3; (x) any penalties, waiver fees, charges, costs, or other amounts arising from any prepayment, acceleration, consent, or waiver required as a result of the Merger; (xi) all deferred, contingent or retained purchase price obligations arising from the acquisition of equity interests or businesses, including future installments, earn-out amounts that are effectively due at the reference date, put options, or similar derivatives, that are exercisable against any Company, and retention amounts under any share purchase agreement, whether or not then due, excluding any obligation in connection with an Approved M&A, which shall be treated according to the specific provisions set forth in the Agreement; (xii) any related party payables, except as set forth in Schedule 1.1.41 and any amendments to the agreements executed in the Ordinary Course of Business and pursuant to the applicable related party transaction policy; and (xiii) all amounts received in advance by such Company from a supplier, service provider, financial institution or other commercial partner as consideration for the granting of exclusivity, preference or priority rights, access rights, or any long-term commercial commitment (including any upfront payment received under any payroll processing, banking services, insurance, financial products distribution or similar agreement), in each case solely to the extent such amounts remain unearned or unamortized. For illustrative purposes, the Indebtedness, with respect to any Company, is calculated as per Schedule 1.1.38. For the avoidance of doubt, no item included in the calculation of Working Capital shall also be included in the calculation of Indebtedness, and vice versa and Indebtedness shall not include any liability recognized under IFRS 16.

7

1.1.39.     “Knowledge” means, with respect to any Person: (i) the actual knowledge of its current directors and statutory officers; and (ii) the knowledge that would reasonably be expected of such individuals in light of their position, taking into account the applicable duties of care and diligence in the case of YDUQS, under the Brazilian Civil Code and the Brazilian Corporations Law or, in the case of Afya, under the Laws of the Cayman Islands. For purposes of this Agreement, any act, fact, event or information that is publicly available shall be deemed to be within the Knowledge of the relevant Person.

1.1.40.     “Law” means any law, code, decree, regulatory requirement, rule, ordinance, instruction, deliberation, resolution, permit, judicial, arbitral or administrative decision, court order, order, or any other judicial, arbitral or administrative determination, treaty, directives, warrant, judgment, verdict, order, or any requirement published, promulgated, whether executed, or imposed by any Governmental Authority or otherwise, even if preliminary or interlocutory.

1.1.41.     “Leakage” means, from and including the Locked Box Date to (and including) the Closing Date, with respect to either Company and/or any of its Subsidiaries, on a consolidated basis: (i) any Distribution, whether in cash or in kind, declared (whether paid or unpaid) by the relevant Company, other than dividends distributed and payments pursuant to Sections 3.6, 3.7, 3.8 or 3.10 of this Agreement; (ii) any payment made, or commitment to make any payment, by the relevant Company to any of its shareholders and/or any of their Related Parties, other than (ii.a) payments made pursuant to Section 3.6, 3.7, 3.8 or 3.10 of this Agreement; (ii.b) payments made under the agreements set forth in Schedule 1.1.41; (ii.c) payments in relation to intercompany agreements; (iii) any transfer (or commitment to transfer) of any asset of the relevant Company to any of its shareholders or any of their Related Parties; (iv) any assumption (or commitment to assume) by the relevant Company of any liability of any shareholder or any of their Related Parties, other than those listed in Schedule 1.1.41; (v) any full or partial waiver by the relevant Company of any amount or obligation owed to it by any of its Related Parties (excluding from the definition of Related Parties its fully owned Subsidiaries), excluding any write-off, discount, renegotiation or cancellation of student receivables effected in the Ordinary Course of Business, in accordance with the credit and collection policies consistently applied by the relevant Company prior to the Locked Box Date; (vi) the acquisition by the relevant Company of any asset from any of its Related Parties (excluding from the definition of Related Parties its fully owned Subsidiaries) other than in the Ordinary Course of Business and as a result of the agreements listed in Schedule 1.1.41; (vii) any payment or disbursement (or commitment to make any payment or disbursement) made in breach of Section 3.2 and/or Section 3.3 of this Agreement; (viii) any written or oral agreement entered into by the relevant Company for the purpose of implementing or giving effect to any of the matters described in the foregoing items of this definition; (ix) any costs, expenses, Taxes or other amounts payable by the relevant Company as a result of any of the foregoing items of this definition; and (x) changes in the total number of shares held in treasury by YDUQS or Afya in excess of the number currently held, except under a YDUQS Distribution or an Afya Distribution.

8

1.1.42.     “Lien” means, in relation to any corporate interest, property or asset, any mortgage, encumbrance, pledge, burden, right to participate in guarantee, restriction, assignment, option, preemptive right, claim, fiduciary agreement, third-party right, lease, or other lien or participation of any kind, in relation to such corporate interest, ownership, or asset, or in relation to the revenue or profits resulting therefrom, or any other rights, both political and economic, including (i) any right to participate in the revenues, profits, royalties, rents, or other revenue that in any way is derived from or can be attributed to such equity interest, ownership or asset, or any rights resulting therefrom, (ii) any acquisition, option or right to acquire such equity interest, ownership, or asset, including through a conditional sale or other property retention agreement, and (iii) any agreement to create or grant any of the rights set forth above.

1.1.43.     “Loss” means any direct loss or direct damage, as well as any direct charge and/or direct expense (including, but not limited to, judicial deposits, warranties, reasonable attorneys' fees and expenses, and administrative fees and costs, including those incurred during the conduct of any defense), as well as monetary correction, late and/or compensatory interest, fines, and any other increases and/or penalties, that are effectively incurred by any Party. For the avoidance of doubt, the definition of Loss shall not comprise any consequential, indirect or moral damages, as well as any loss of profits (lucros cessantes) or business opportunities (perda de uma chance).

1.1.44.     “Material Adverse Effect”

1.1.44.1.     with respect to YDUQS and its Subsidiaries (taken as a whole) and/or the YDUQS Business, any adverse change that, individually or in the aggregate, results in a reduction of YDUQS’ consolidated EBITDA, by more than 20%, when comparing (x) YDUQS’ consolidated EBITDA for the 12 consecutive month period ended on the last day of the most recent fiscal quarter for which financial statements are available as of the relevant determination date (“Relevant LTM Period”), against (y) YDUQS’ consolidated EBITDA for the 12 consecutive month period immediately preceding the Relevant LTM Period, in each case calculated on a consistent basis and applying the same accounting principles and criteria or is reasonably expected to occur within 24 months following the occurrence of the relevant event.

9

1.1.44.2.     with respect to Afya and its Subsidiaries (taken as a whole) and/or the Afya Business, any adverse change that, individually or in aggregate, results in a reduction of Afya’s consolidated EBITDA by more than 20%, when comparing (x) Afya’s consolidated EBITDA for the Relevant LTM Period, against (y) Afya’s consolidated EBITDA for the 12 consecutive month period immediately preceding the Relevant LTM Period, in each case calculated on a consistent basis and applying the same accounting principles and criteria, or is reasonably expected to occur within 24 months following the occurrence of the relevant event.

1.1.44.3.     For the purpose of Sections 1.1.44.1 and 1.1.44.2, reasonably expected to occur within 24 months following the occurrence of the relevant event shall be considered solely with respect to an event, circumstance or change that has actually occurred prior to the relevant determination date, the effect of which has not yet been reflected in the balance sheet or financial statements used in the foregoing comparison and is reasonably expected, based on facts and circumstances then existing, to result in such reduction within 24 months following such occurrence, provided that the Party invoking this provision shall bear the burden of demonstrating such expected effect.

1.1.44.4.     Notwithstanding the foregoing, none of the following circumstances, changes, events, or effects shall constitute a Material Adverse Effect (a) changes in global or local economic, political, financial, capital markets or general business conditions, whether in Brazil or elsewhere; (b) changes generally affecting the industries or markets in which the relevant Company operates; (c) changes in applicable Law, including Taxes, or in the interpretation or enforcement thereof by any Governmental Authority; (d) changes in GAAP and/or IFRS, as applicable, or in the interpretation thereof resulting from any change in applicable Law or recommendations issued by auditors; (e) the commencement or continuation of any natural disaster, epidemic, or pandemic, war, armed conflict, political unrest, terrorism, or terrorist activities; (f) the announcement of the Transaction, the execution of this Agreement, the taking of any action expressly contemplated by this Agreement, or the taking of any action previously consented to in writing by the relevant counterparty; (g) any change in the market price or trading volume of the securities issued by the relevant Company, or in any analyst recommendation or rating in respect thereof; and (h) any failure by the relevant Company to meet any internal or published projections, budgets, forecasts or estimates of revenue, earnings or other financial or operating metrics; provided, however, that the exceptions set forth in items (a) through (e) above shall not apply to the extent such circumstance, change, event, or effect has a materially disproportionate adverse impact on the relevant Company, its Subsidiaries, or its business, taken as a whole, as compared to other Persons operating in the same industry or market segment.

10

1.1.45.     “Material Breach of ABC R&Ws” means a material breach (i) by YDUQS of any of the representations and warranties made in Sections 6.1.9 (Anti-Corruption Matters) or 6.1.10 (Anti-Money Laundering), or (ii) by Afya of any of the representations and warranties made in Sections 7.1.9 (Anti-Corruption Matters) or 7.1.10 (Anti-Money Laundering), provided that in both cases (i) and (ii), a breach will be considered material if, individually or together with other related breaches, (a) it results in, or would reasonably be expected to result in, fines, sanctions or other monetary exposure to the relevant Company and/or its Subsidiaries in excess of R$ 20,000,000.00; (b) it involves the direct participation, authorization, or actual Knowledge and acquiescence of any member of the board of directors or board of officers; (c) it gives rise to an indictment of the relevant Company or any of its Subsidiaries and is reasonably expected to give rise to (c.1) a leniency agreement (acordo de leniência) or conduct adjustment agreement (termo de ajustamento de conduta) with any Governmental Authority, or (c.2) a declaration of ineligibility (inidoneidade) to contract with any Governmental Authority; or (d) it reflects a systemic or recurring practice, rather than an isolated act by an employee or any third-party in each case excluding any breach that has been disclosed in writing to the other Company prior to the date of this Agreement.

1.1.46.     “Material Contract” means, except as provided otherwise in this Agreement, any contract (i) involving aggregate payments, revenues, liabilities, or commitments in excess of R$ 40,000,000.00 per contract for YDUQS and R$ 40,000,000.00 per contract for Afya; (ii) containing any non-compete, exclusivity, most favored nation, right of first refusal, right of first offer, or similar provision that restricts, or limits the relevant Company or any of its Subsidiaries from competing in any manner, in any geographic area or in any line of business, or that restrict or limit the Combined Company following the Closing; or (iii) the breach, termination, non-renewal, or modification of, or failure to perform under, which would reasonably be expected to result in a Material Adverse Effect, including by materially impairing the regular operation of any educational institution, educational program, distance learning center or the maintenance of any accreditation, authorization, or seats of Afya, YDUQS, or any of their respective Subsidiaries.

1.1.47.     “MEC” means the Brazilian Ministry of Education (Ministério da Educação), including, as applicable, the Secretariat for Regulation and Supervision of Higher Education (Secretaria de Regulação e Supervisão da Educação Superior – SERES), the National Council of Education (Conselho Nacional de Educação – CNE), and the National Institute for Educational Studies and Research Anísio Teixeira (Instituto Nacional de Estudos e Pesquisas Educacionais Anísio Teixeira – INEP).

11

1.1.48.     “Merger Control Agreement” means a remedies agreement (Acordo em Controle de Concentração (ACC)) entered into with CADE pursuant to the Antitrust Statutes in connection with the approval of a concentration act.

1.1.49.     “Nasdaq” means The Nasdaq Stock Market LLC.

1.1.50.     “Net Debt” means, as of any reference date and with respect to any Company, (i) the Indebtedness of such Company, minus (ii) the Cash of such Company.

1.1.51.     “Novo Mercado” means the Novo Mercado corporate governance listing segment of B3.

1.1.52.     “Ordinary Course of Business” means, with respect to the YDUQS Business or the Afya Business, as applicable, the conduct of such business in the ordinary course of its day-to-day operations, in a commercially reasonable manner, in compliance with applicable Law and the organizational documents of the relevant Company, without any extraordinary actions, and consistent with the past practices of the YDUQS Business or the Afya Business, as applicable, including with respect to the nature, scope, frequency, and magnitude of the relevant activities.

1.1.53.     “Person” means any individual, corporation, partnership, limited liability company, joint venture, consortium, trust, fund, foundation, condominium, unincorporated association, governmental authority or other entity or organization, whether or not having separate legal personality, organized under the Laws of Brazil or any other jurisdiction.

1.1.54.     “Plan of Merger” means the plan of merger required under Part 16 of the Cayman Companies Act, provided that such Plan of Merger shall not contradict the terms and conditions of this Agreement.

1.1.55.     “Protocol and Justification of Merger” means the protocol and justification of merger (Protocolo e Justificação de Incorporação) required under Articles 224 and 225 of the Brazilian Corporations Law, containing the terms and conditions of a Merger and such other matters as may be required under applicable Law, provided that such Protocol and Justification of Merger shall not contradict the terms and conditions of this Agreement.

1.1.56.     “ProUni” means the Programa Universidade para Todos, a scholarship program maintained by the Brazilian Federal Government pursuant to applicable Law.

1.1.57.     “Related Party” means (a) with respect to a specified Person that is an individual, (i) an Affiliate of such individual; and (ii) any Person that is, directly or indirectly, Controlled by such individual or in which such individual holds at least 20% of the share capital; (b) with respect to a Person, any Person that is an Affiliate of such Person or that directly or indirectly holds at least 20% of its share capital; (c) in the case of an investment fund, any Person that is an Affiliate of such investment fund or in which such investment fund holds an interest representing at least 20% of the share capital; or (d) with respect to a Person, any Person that holds less than 20% of such other Person, but has a significant influence, as evidenced by the appointment of members to the Board of Directors.

12

1.1.58.     “Reserved Amount” means, exclusively with respect to Afya, an amount in cash, determined by Afya in good faith and based on Afya’s reasonable best estimate, that shall be based on market precedent for similar transactions and the historical exercise rates of dissenter rights in comparable cross-border mergers, to be set aside and reserved by Afya for the purpose of funding the payment of the fair value of Dissenting Shares to Dissenting Shareholders who have validly exercised Dissenter Rights pursuant to Section 238 of the Cayman Companies Act.

1.1.59.        “Rose FIP” means ROSE FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTIESTRATÉGIA, a private equity investment fund (fundo de investimento em participações) in the multi-strategy category, enrolled with the National Register of Legal Entities CNPJ/MF under No. 27.486.528/0001-79, herein represented by its administrator, BRL Trust Investimentos Ltda., a limited liability company (sociedade limitada), duly organized and existing under the laws of the Federative Republic of Brazil and authorized by the CVM, with headquarters in the City of São Paulo, State of São Paulo, at Rua Iguatemi, No. 151, 19th Floor, ZIP Code 01451-011, enrolled with the CNPJ/MF under No. 23.025.053/0001-62.

1.1.60.     “SEC” means the United States Securities and Exchange Commission.

1.1.61.     “Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture or other entity that is, directly or indirectly, Controlled by such Person.

1.1.62.     “Tax” means any and all taxes, duties, levies, assessments, fees, charges, social contributions, betterment contributions (contribuições de melhoria), social security contributions, special contributions, compulsory loans and contributions to the Severance Indemnity Fund (Fundo de Garantia do Tempo de Serviço – FGTS), whether existing or imposed in the future in the Federative Republic of Brazil or in any other jurisdiction, including the Cayman Islands and the U.S., including any related interest, penalties and other charges, as well as any ancillary or reporting obligations relating thereto, or similar taxes created in the Brazilian tax reform.

1.1.63.     “Third-Party” means any Person that is not a Party to this Agreement or the Voting Agreement and is not a Subsidiary of any Company.

13

1.1.64.     “Working Capital” means, as of any reference date and with respect to any Company, (i) the aggregate amount of current assets, excluding Cash but including: (a) all accounts receivable, including receivables from students, educational partners, distance learning hubs, credit card processors, and similar counterparties, net of provision for doubtful accounts; (b) inventories; (c) advances to suppliers and employees; (d) current prepaid expenses; (e) current recoverable Taxes; and (f) other current assets and receivables; (ii) the aggregate amount of non-current accounts receivables from clients; minus (iii) the aggregate amount of current liabilities, including: (a) all accounts payable, including amounts payable to service providers, educational partners, distance learning hubs, landlords, employees, officers, and directors, and the related payroll and social charges, as well as other suppliers generally; (b) current Taxes payable; (c) prepaid tuitions from customers; and (d) other current liabilities and obligations; minus (iv) non-current income taxes payables related to Pillar II global taxation. The Working Capital shall not include any IFRS 16 accounting assets or liabilities. For the avoidance of doubt, no item included in the calculation of Indebtedness or Cash shall also be included in the calculation of Working Capital, and vice versa. For illustrative purposes, the Working Capital, with respect to any Company, is calculated as per Schedule 1.1.64.

1.1.65.     “Working Capital Adjustment” means, with respect to each Company, an amount equal to: (i) if the Final Working Capital of such Company is equal to or greater than the Working Capital Floor and equal to or less than the Working Capital Cap, R$ 0.00; (ii) if the Final Working Capital of such Company is lower than the Working Capital Floor, the difference between the Final Working Capital and the Working Capital Floor, being certain that this difference will be a negative amount; or (iii) if the Final Working Capital of such Company is higher than the Working Capital Cap, the difference between the Final Working Capital and the Working Capital Cap, being certain that this difference will be a positive amount, and in each case where: (a) “Final Working Capital” means the Working Capital of such Company calculated based on the Closing Reference Date pursuant to Section 3.8.4; (b) “Working Capital Floor” means R$ 616,000,000.00 in the case of YDUQS, and R$ 169,000,000.00 in the case of Afya; and (c) “Working Capital Cap” means R$ 816,000,000.00 in the case of YDUQS and R$ 319,000,000.00 in the case of Afya.

1.1.66.     “U.S.” means the United States of America.

1.1.67.     “Unsolicited Offer” means an offer or proposal for a Competing Transaction that (i) is received on an unsolicited basis and in good faith, (ii) is binding, and (iii) is not subject to any external financing condition or any due diligence condition.

1.1.68.     “Voting Agreement” means the Voting Commitment Agreement entered into on this date by and among Bertelsmann, Esteves Family, Zaher Family, and Rose FIP.

14

1.1.69.     “YDUQS Fundamental R&Ws” means the representations and warranties made by YDUQS under Sections 6.1.1 (Organization and Good Standing), 6.1.2 (Authority), 6.1.4 (Binding Effect), 6.1.5 (No Conflict) and 6.1.6 (Share Capital).

1.1.70.     “Zaher Family” means jointly Chaim Zaher, enrolled with the CPF/MF under No. 000.055.809-49; CSHG TCA 2 Fundo de Investimento Multimercado – Crédito Privado, an investment fund enrolled with the CNPJ/MF under No. 01.221.927/1000-11; and NTCA Novos Negócios Educacionais Ltda., a limited liability company duly organized and existing under the laws of the Federative Republic of Brazil, enrolled with the CNPJ/MF under No. 03.326.763/3000-11.

1.2.          Other Defined Terms. In addition, the capitalized terms set forth below shall have the meanings assigned to them in the corresponding Sections of this Agreement specified in the table below:

Defined Term	Section
Afya	Preamble
Afya SEC Reports	7.1.11
Afya Business	Recital (B)
1934 Act	Recital (D)
Afya Conditions Precedent	4.3
Afya Distribution	3.8
Afya EGM	4.4
Afya Equity Incentive Plans	7.1.15
Agreement	Preamble
Anti-Money Laundering Laws	6.1.10
Approved M&A	3.2.2(xii)
Arbitral Tribunal	13.2.3
Arbitration Rules	13.2.1
CADE Approval	10.6
CADE Pre-Notification	10.1
CADE Remedies	10.8
Cashed-Out Holder	3.4.2
Chamber	13.2

15

Closing	5.1
Closing Actions	5.2
Closing Certificate	5.2(i)
Closing Date	5.1
Closing Notice	4.8
CNPJ/MF	Preamble
Combined Company	Recital (E)
Conditions Precedent	4.3
Conditions Precedent of the Parties	4.1
Confidential Information	9.1
Exchange Ratio	2.2
Excluded Shares	2.2.2
Final Report	3.5.2.5
Formal Filing with CADE	10.1.1
Independent Expert	3.5.2.2
Locked Box Date	3.1
Long Stop Date	4.9
Merger	Recital (E)
Merger Consideration	2.2.2
Monitoring Committee	3.5.1
Nasdaq Delisting	3.4.4
Parties	Preamble
Post-Closing EGM	4.3(vi)
Post-EGM Break-Up Fee	4.12.2
Pre-EGM Break-Up Fee	4.12.1
SEC Deregistration	3.4.4
Securities Act	3.4.2

16

Shareholder Materials	3.4.3
Top-Up	3.8
Transaction	Recital (E)
YDUQS	Preamble
YDUQS Business	Recital (A)
YDUQS Conditions Precedent	4.2
YDUQS EGM	4.5
YDUQS Equity Incentive Plans	6.1.15
YDUQS Reports	6.1.11

1.3.          Interpretation. For purposes of interpreting this Agreement: (a) the headings and titles of the Sections contained in this Agreement are for reference only and shall not be taken into consideration for purposes of interpreting this Agreement; (b) references in this Agreement to a Section, Schedule, or Exhibit refer to a Section, Schedule, or Exhibit of this Agreement, unless expressly stated otherwise, and any reference to a Section shall include all sub-sections thereof; (c) the terms “including,” “include,” “includes” and similar terms shall be construed as if followed by the phrase “without limitation”; (d) all references to the Parties include their respective successors and permitted assigns; (e) the meanings ascribed to defined terms shall apply to such terms in the singular and plural, regardless of gender; (f) the Preamble, Recitals, Exhibits, and all Schedules to this Agreement constitute an integral part hereof, and all references to this Agreement include the Preamble, Recitals, Exhibits and Schedules hereto; in the event of any discrepancy between this Agreement and any Schedule or Exhibit, the provisions of this Agreement shall prevail, except for Schedules 1.1.25 (EBITDA), 1.1.32 (Free Cash Flow to Equity), 1.1.38 (Indebtedness), and 1.1.64 (Working Capital) that shall prevail in relation to the specific provisions of the Agreement; (g) any reference to “days” shall mean calendar days, unless expressly stated as “Business Days”; (h) this Agreement shall be interpreted as if drafted jointly by the Parties, without any presumption or burden of proof in favor of or against any Party; and (i) no prior course of dealing or conduct shall constitute a waiver of any provision hereof.

2.           MERGER

2.1.          Merger. This Agreement, together with the Protocol and Justification of Merger and the Plan of Merger, set forth the terms and conditions pursuant to which, subject to the satisfaction (or, if permitted, waiver) of the Conditions Precedent, the Transaction shall be implemented. At the Effective Time, by virtue of the Merger and in accordance with Section 237 of the Cayman Companies Act, all the property, rights, privileges, powers, and franchises of Afya shall vest in YDUQS as the surviving entity and Combined Company, and all debts, liabilities, obligations and duties of Afya shall become the debts, liabilities, obligations, and duties of YDUQS as the Combined Company. As a result of the Transaction, at the Effective Time, Afya shall be struck off the Register of Companies in the Cayman Islands and cease to exist as a separate legal entity and Afya shareholders (other than the Dissenting Shareholder) as of the Closing Date shall become shareholders of YDUQS (as the Combined Company), which shall continue as a publicly held company listed on B3’s Novo Mercado segment.

17

2.1.1.        YDUQS and Afya shall comply, and shall cause their respective directors, officers and representatives to comply, with all corporate governance procedures, corporate approvals and other actions required in connection with the YDUQS EGM and the Afya EGM pursuant to the applicable Law.

2.2.          Exchange Ratio. The Transaction shall be implemented based on an exchange ratio resulting in Afya shareholders owning 69.0% and YDUQS shareholders owning 31.0% of the issued and outstanding share capital of the Combined Company immediately following the Closing Date of the Transaction, calculated on a Fully Diluted Basis, subject to the terms and conditions of this Agreement. As a result of the Transaction, each Afya shareholder (other than a holder of Excluded Shares or Dissenting Shares and subject to Section 3.4.2) shall receive, for each common share of Afya held by such shareholder as of the Closing Date, 6.408347 common shares issued by YDUQS (“Exchange Ratio”) rounded down to the nearest whole YDUQS common share, with any resulting fractional entitlement to be settled in cash in accordance with Section 5.5.

2.2.1.        The Exchange Ratio shall be calculated on the basis of the capitalization tables of Afya and of YDUQS as of the Closing Date, set forth in the calculation worksheet of Schedule 2.2.1, which specifies, for each Company, the number of outstanding shares by class, on both an issued and a Fully Diluted Basis as of the date hereof. Class A common shares and Class B common shares of Afya shall receive the same Exchange Ratio.

2.2.2.        At the Effective Time, by virtue of the Merger: (a) each Class A common share and each Class B common share of Afya issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and Dissenting Shares and subject to Section 3.4.2) shall be cancelled and shall cease to exist and shall thereafter represent only the right to receive the number of YDUQS common shares determined in accordance with the Exchange Ratio, without interest (the “Merger Consideration”); (b) each share of Afya that is held as a treasury share as of immediately prior to the Effective Time (the “Excluded Shares”) shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor and such Excluded Shares shall not be taken into account for purposes of the Exchange Ratio; and (c) Dissenting Shares shall be treated in accordance with Section 2.3.

18

2.2.3.        The Exchange Ratio shall be final and irrevocable and shall not be subject to adjustment of any nature, except for any purely arithmetic adjustment resulting from any share split (desdobramento) or reverse share split (grupamento), bonus share issuance (bonificação), capital increase by capitalization of reserves with the issuance of new shares, share dividend, or issuance of shares under the YDUQS Equity Incentive Plans or the Afya Equity Incentive Plans involving shares issued by either Party occurring between the date hereof and the Closing Date, provided that no such adjustment shall apply to instruments already outstanding and reflected in the Fully Diluted Basis. For illustrative purposes, the Exchange Ratio shall apply regardless of: (i) any changes to the YDUQS Business and/or the Afya Business; (ii) any increase or decrease in the EBITDA of either Party and their respective Subsidiaries; (iii) any improvement or deterioration in the results or profitability prospects of either Party; and/or (iv) any increase or decrease in the trading price of any securities issued by either Party, in each case subject to the Locked Box provisions and the conduct of business covenants applicable until the Closing Date.

2.2.4.        The amount of YDUQS’s capital increase resulting from the Merger shall correspond to Afya’s consolidated book value as of the reference date of the audited financial statements of Afya and YDUQS used for purposes of the Merger, as determined pursuant to an appraisal report to be prepared by a specialized appraisal firm. The amount of YDUQS' capital increase resulting from the Merger shall correspond to the amount determined in accordance with the appraisal report prepared for purposes of implementing the Merger under applicable corporate law (book value).

2.2.5.        The Exchange Ratio has been determined on a Fully Diluted Basis.

2.3.          Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, and to the extent available under the Cayman Companies Act, each Afya share that is issued and outstanding immediately prior to the Effective Time and is held by a holder of Afya shares (each, a “Dissenting Shareholder”) who has validly exercised and not withdrawn or lost its right to dissent from the Merger (the “Dissenter Rights”) pursuant to Section 238 of the Cayman Companies Act (collectively, the “Dissenting Shares”) shall, at the Effective Time, be cancelled and cease to exist, but shall not be converted into or exchangeable for or represent the right to receive the Merger Consideration, and each such Dissenting Shareholder shall instead be entitled only to payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Companies Act; provided that if any Dissenting Shareholder shall have effectively withdrawn or lost its right to dissent in accordance with the Cayman Companies Act, then, as of the later of the Effective Time and the occurrence of such withdrawal or loss of right to dissent, such Dissenting Shareholder shall, in respect of its shares cancelled at the Effective Time, be entitled to receive the relevant number of YDUQS common shares determined in accordance with the Exchange Ratio, without interest, and such shares shall not be deemed to be Dissenting Shares.

19

2.4.          Agreement of Fair Value. The Parties hereby agree that the Merger Consideration is equal to or greater than the fair value of the shares for the purposes of Section 238(8) of the Cayman Companies Act.

3.           LOCKED BOX, CONDUCT OF BUSINESS AND U.S. SECURITIES LAW MATTERS

3.1.          Locked Box. The Parties have elected the Locked Box mechanism for the Transaction, pursuant to which the economic terms of the Transaction, including the Exchange Ratio, were determined by reference to the financial position of the Parties as of June 30, 2026 (“Locked Box Date”) and there shall be no adjustment to the Exchange Ratio as a result of any variation in the Net Debt and/or Working Capital of either Party occurring after the Locked Box Date.

3.2.          Conduct of the YDUQS Business. YDUQS, the members of its board of directors, and its officers (and its Subsidiaries) shall comply with the following rules regarding the conduct of the YDUQS Business:

3.2.1.        From the date hereof until the Closing Date, the board of directors of YDUQS shall refrain from voluntarily convening any general shareholders’ meeting of YDUQS to vote on any of the following matters, except if expressly contemplated by this Agreement (including as required to implement a Competing Transaction) or if previously authorized by Afya:

(i)               approve the delisting of YDUQS and/or the cancellation of its registration as a publicly held company;

(ii)             approve the delisting of YDUQS from the Novo Mercado segment of B3;

(iii)            approve any amendment to the bylaws of YDUQS, except to the extent required to implement or comply with the terms of this Agreement;

(iv)            approve any reduction or increase of the share capital of YDUQS, or the issuance of any securities convertible into shares, except to the extent required to implement or comply with the terms of this Agreement;

(v)             approve any corporate reorganization involving YDUQS, including any merger, share merger (incorporação de ações), spin-off, conversion of corporate type, or any other form of corporate reorganization involving YDUQS, except for corporate reorganizations involving solely YDUQS and any of its Subsidiaries in which YDUQS is the surviving entity, or except to the extent required to implement or comply with the terms of this Agreement;

(vi)            approve the dissolution, winding-up, or liquidation of YDUQS; and/or

20

(vii)           approve the commencement of any judicial or extrajudicial reorganization proceeding, or any bankruptcy or insolvency proceeding, in respect of YDUQS.

3.2.2.        From the date hereof until the Closing Date, YDUQS shall operate the YDUQS Business in the Ordinary Course of Business and shall not, and shall cause each of its Subsidiaries not to, take any of the following actions, except if expressly contemplated by this Agreement (including as required to implement a Competing Transaction) or if previously authorized by Afya:

(i)                  cause any Subsidiary of YDUQS to approve any matter contemplated by items (iii) through (vii) of Section 3.2.1;

(ii)                except for Approved M&As, sell, lease, subject to any Lien, transfer or otherwise dispose of any properties, rights or assets (including intangible assets), other than in the Ordinary Course of Business, that (a) are material, individually or in the aggregate, to the business of YDUQS and its Subsidiaries, taken as a whole; and (b) have a book value exceeding R$ 10,000,000.00, individually;

(iii)               adopt or implement any change in the accounting policies, practices, or principles of YDUQS or any of its Subsidiaries, except as required by applicable Law, applicable accounting standards or the recommendation of its independent auditors;

(iv)               adopt, implement, or materially modify any policy, practice, or procedure relating to Working Capital management, in each case in a manner that deviates from the policies, practices, and procedures consistently applied by YDUQS and its Subsidiaries during the 12 months immediately preceding the Locked Box Date, except as required by applicable Law or applicable accounting standards;

(v)                guarantee, incur, assume, endorse, or otherwise voluntarily become responsible for any Indebtedness, obligation, or liability of any Person (other than YDUQS or any of its Subsidiaries), other than in the Ordinary Course of Business;

(vi)               except as provided in Schedule 3.2.2(vi), make any advance, loan, capital contribution or other transfer of funds to (a) any shareholder (who is not a wholly-owned Subsidiary of YDUQS) of any Subsidiary of YDUQS, or (b) to any Subsidiary of YDUQS (who is not a wholly-owned Subsidiary of YDUQS); other than in the Ordinary Course of Business, in an amount that exceeds, individually, R$ 1,000,000.00, provided, however, that this item (vi) shall not apply to the payment of dividends by any Subsidiary of YDUQS to its shareholders pursuant to the minimum dividend obligation set out in the applicable bylaws or any shareholders’ agreement;

21

(vii)              (a) materially amend the YDUQS Equity Incentive Plans set forth in Schedule 3.2.2(vii); or (b) create, adopt, grant or award any new stock option plan, enter into any agreement or arrangement providing for any form of deferred compensation, golden parachute payments, profit sharing, retention plans, or any other commitment of YDUQS or any of its Subsidiaries that would result in a payment obligation to any of their respective officers, directors, or employees other than in the Ordinary Course of Business, provided that the approval of a new incentive option plan or other arrangements to be effective when YDUQS becomes the Combined Company is permitted if mutually agreed by the Parties;

(viii)            waive, release, compromise, settle, cancel, or otherwise extinguish any Claim or receivable of YDUQS or any of its Subsidiaries against any Person, other than in the Ordinary Course of Business involving an amount in excess of R$ 40,000,000.00, individually;

(ix)               enter into any settlement, agreement, or arrangement, take any action, compromise, waive, release, or otherwise relinquish any right of YDUQS or any of its Subsidiaries (including in connection with any administrative, arbitration, or judicial proceeding) involving an amount in excess of R$ 40,000,000.00, individually;

(x)                make any voluntary disclosure, voluntary confession, or similar filing, statement, or act on behalf of YDUQS and/or any of its Subsidiaries involving an amount in excess of R$ 40,000,000.00, individually;

(xi)               enter into, apply for, elect to participate in or otherwise adhere to any tax amnesty, tax settlement, tax installment or other tax regularization program on behalf of YDUQS and/or any of its Subsidiaries involving an amount in excess of R$ 40,000,000.00, individually;

(xii)              enter into any agreement, contract or arrangement pursuant to which YDUQS or any of its Subsidiaries would acquire or dispose of any business and/or assets (including through any merger and acquisition transaction), whether by means of an acquisition or sale of equity interests, any corporate reorganization, as well as corporate venture capital transactions and/or convertible loans (each an “M&A Transaction”); provided, however, that any of the following transactions shall be permitted (each one, an “Approved M&A”): (I) up to 5 M&A Transactions in the total amount of up to R$ 15,000,000.00 each, and that are not subject to review or approval by CADE and do not impact the assessment of the CADE Approval of the Transaction; or (II) divestments of assets shall also be permitted, provided that such divestment does not materially affect the Ordinary Course of Business of the relevant Company;

22

(xiii)            enter into or materially amend any non-compete, exclusivity or similar restriction that materially restricts or materially limits YDUQS or any of its Subsidiaries from competing in any manner, in any geographic area or in any line of business;

(xiv)            enter into or terminate any agreement, contract or arrangement, or materially amend any existing transaction or arrangement (including by accelerating the payment of any amounts) that (a) is entered into with an Affiliate or Related Party of any of the Parties of this Agreement, except for the agreement listed in Schedule 1.1.41, or (b) is deemed to be a Material Contract;

(xv)              terminate or materially amend any existing policies or practices of YDUQS or any of its Subsidiaries regarding tuition and fee payments, discounts or scholarships, or adopt, implement or establish any new policies or practices relating thereto, other than in the Ordinary Course of Business;

(xvi)            materially reduce investments in marketing and advertising campaigns conducted by YDUQS or any of its Subsidiaries for the purpose of attracting new students, other than in the Ordinary Course of Business;

(xvii)           materially modify any payment terms, or any policies or practices relating to student retention, enrollment, or recruitment in the YDUQS Business, other than in the Ordinary Course of Business; and/or

(xviii)          agree, commit or undertake to effect any of the actions set forth in any of the foregoing items of this Section.

3.2.3.        In the event of any breach of Sections 3.2.1 and/or 3.2.2 that gives rise to a right of termination of this Agreement by Afya pursuant to Section 11.1 (e), observing the cure-period set out in such Section 11.1 (e), and such right is effectively exercised by Afya, thereby preventing the Merger from being consummated, YDUQS, as the breaching party, shall pay to Afya the Break-Up Fee set forth in Section 4.12.

3.3.          Conduct of the Afya Business. Afya, the members of its board of directors, and its officers (and its Subsidiaries) shall comply with the following rules regarding the conduct of the Afya Business:

3.3.1.        From the date hereof until the Closing Date, the board of directors of Afya shall refrain from voluntarily convening any general shareholders’ meeting of Afya to vote on any of the following matters, except if expressly contemplated by this Agreement (including as required to implement a Competing Transaction) or if previously authorized by YDUQS:

23

(i)               approve any amendment to the memorandum and articles of association of Afya, except to the extent required to implement or comply with the terms of this Agreement;

(ii)             approve any reduction or increase of the share capital of Afya, or the issuance of any securities convertible into shares, except to the extent required to implement or comply with the terms of this Agreement;

(iii)            approve any corporate reorganization involving Afya, including any merger, share merger (incorporação de ações), spin-off, conversion of corporate type, or any other form of corporate reorganization involving Afya, except for corporate reorganizations involving solely Afya and any of its Subsidiaries in which Afya is the surviving entity, or except to the extent required to implement or comply with the terms of this Agreement;

(iv)            approve the dissolution, winding-up, or liquidation of Afya; and/or

(v)             approve the commencement of any judicial or extrajudicial reorganization proceeding, or any bankruptcy or insolvency proceeding, in respect of Afya.

3.3.2.        From the date hereof until the Closing Date, Afya shall operate the Afya Business in the Ordinary Course of Business and shall not, and shall cause each of its Subsidiaries not to, take any of the following actions, except if expressly contemplated by this Agreement (including as required to implement a Competing Transaction) or if previously authorized by YDUQS:

(i)               cause any Subsidiary of Afya to approve any matter contemplated by items (i) through (v) of Section 3.3.1;

(ii)             except for Approved M&As, sell, lease, subject to any Lien, transfer, or otherwise dispose of any properties, rights or assets (including intangible assets), other than in the Ordinary Course of Business, that (a) are material, individually or in the aggregate, to the business of Afya and its Subsidiaries, taken as a whole; and (b) have a book value exceeding R$ 10,000,000.00, individually;

(iii)            adopt or implement any change in the accounting policies, practices or principles of Afya or any of its Subsidiaries, except as required by applicable Law, applicable accounting standards or the recommendation of its independent auditors;

(iv)            adopt, implement, or materially modify any policy, practice, or procedure relating to Working Capital management, in each case in a manner that deviates from the policies, practices, and procedures consistently applied by Afya and its Subsidiaries during the 12 months immediately preceding the Locked Box Date, except as required by applicable Law or applicable accounting standards;

24

(v)             guarantee, incur, assume, endorse, or otherwise voluntarily become responsible for any Indebtedness, obligation or liability of any Person (other than Afya or any of its Subsidiaries), other than in the Ordinary Course of Business;

(vi)            except as provided in Schedule 3.3.2(vi), make any advance, loan, capital contribution or other transfer of funds to (a) any shareholder (who is not a wholly-owned Subsidiary of Afya) of any Subsidiary of Afya, or (b) to any Subsidiary of Afya (who is not a wholly-owned Subsidiary of Afya); other than in the Ordinary Course of Business, in an amount that exceeds, individually, R$ 1,000,000.00, provided, however, that this item (vi) shall not apply to the payment of dividends by any Subsidiary of Afya to its shareholders pursuant to the minimum dividend obligation set out in the applicable bylaws or any shareholders’ agreement;

(vii)           except as provided in Schedule 3.3.2(vii), (a) materially amend the Afya Equity Incentive Plans set forth in Schedule 3.3.2(vii); or (b) create, adopt, grant or award any new stock option plan, enter into any agreement or arrangement providing for any form of deferred compensation, golden parachute payments, profit sharing, retention plans, or any other commitment of Afya or any of its Subsidiaries that would result in a payment obligation to any of their respective officers, directors, or employees other than in the Ordinary Course of Business;

(viii)         waive, release, compromise, settle, cancel, or otherwise extinguish any Claim or receivable of Afya or any of its Subsidiaries against any Person, other than in the Ordinary Course of Business involving an amount in excess of R$ 40,000,000.00, individually;

(ix)            enter into any settlement, agreement or arrangement, take any action, compromise, waive, release, or otherwise relinquish any right of Afya or any of its Subsidiaries (including in connection with any administrative, arbitration or judicial proceeding) involving an amount in excess of R$ 40,000,000.00, individually;

(x)             make any voluntary disclosure, voluntary confession, or similar filing, statement, or act on behalf of Afya and/or any of its Subsidiaries involving an amount in excess of R$ 40,000,000.00, individually;

(xi)            enter into, apply for, elect to participate in, or otherwise adhere to any tax amnesty, tax settlement, tax installment, or other tax regularization program on behalf of Afya and/or any of its Subsidiaries involving an amount in excess of R$ 40,000,000.00, individually;

25

(xii)           enter into any M&A Transaction; provided, however, that any Approved M&A shall be permitted;

(xiii)         enter into or materially amend any non-compete, exclusivity or similar restriction that materially restricts or materially limits Afya or any of its Subsidiaries from competing in any manner, in any geographic area or in any line of business;

(xiv)         enter into or terminate any agreement, contract or arrangement, or materially amend any existing transaction or arrangement (including by accelerating the payment of any amounts) that (a) is entered into with an Affiliate or Related Party of any of the Parties of this Agreement, except for the agreement listed in Schedule 1.1.41 and/or as provided in Schedule 3.3.2(vii), or (b) is deemed to be a Material Contract;

(xv)           terminate or materially amend any existing policies or practices of Afya or any of its Subsidiaries regarding tuition and fee payments, discounts or scholarships, or adopt, implement, or establish any new policies or practices relating thereto, other than in the Ordinary Course of Business;

(xvi)         materially reduce investments in marketing and advertising campaigns conducted by Afya or any of its Subsidiaries for the purpose of attracting new students, other than in the Ordinary Course of Business;

(xvii)        materially modify any payment terms, or any policies or practices relating to student retention, enrollment, or recruitment in the Afya Business, other than in the Ordinary Course of Business; and/or

(xviii)       agree, commit, or undertake to effect any of the actions set forth in any of the foregoing items of this Section.

3.3.3.        In the event of any breach of Sections 3.3.1 and/or 3.3.2 that gives rise to a right of termination of this Agreement by YDUQS pursuant to Section 11.1 (d), observing the cure-period set out in such Section 11.1 (d), and such right is effectively exercised by YDUQS, preventing the Merger from being consummated, Afya, as the breaching party, shall pay to YDUQS the Break-Up Fee set forth in Section 4.12.

3.4.          U.S. Securities Law Matters. The Parties shall comply with the following rules in connection with the U.S. securities law aspects of the Transaction, it being understood that each obligation set forth in this Section 3.4 is undertaken severally by the Party to which it is expressly attributed.

26

3.4.1.        Public Announcements. The initial press release and disclosure with respect to this Agreement and the Transaction shall be in a form mutually agreed by the Companies. Thereafter, from the date hereof until the Closing Date or the termination of this Agreement, neither Party shall issue any public release, statement, announcement or other disclosure concerning the Transaction without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by (a) applicable Law, (b) judicial or arbitral process, (c) the rules or regulations of the CVM, B3, the SEC, Nasdaq, or any other applicable securities exchange, or (d) any Governmental Authority to which the relevant Party is subject or submits; provided, in each such case, that the Party making such release, statement, announcement, or other disclosure shall use its reasonable best efforts to allow the other Party reasonable time to review and comment on such release, statement, announcement, or other disclosure in advance of such issuance. Notwithstanding the foregoing, the restrictions set forth in this Section 3.4.1 shall not apply to any release, statement, announcement, or other disclosure concerning the Transaction that is substantially similar to, and not materially different from, a previous release, statement, announcement, or other disclosure made in accordance with this Section 3.4.1.

3.4.2.        SEC Exemption. Notwithstanding anything to the contrary in this Agreement, the Parties intend that the issuance of common shares of the Combined Company in connection with the Merger shall be effected in a manner such that the business combination will not require registration under the U.S. Securities Act of 1933, as amended (the “Securities Act” or the “1933 Act”), or under the Exchange Act. Accordingly, only shareholders of Afya who (i), in each case pursuant to procedures established by Afya and YDUQS and reasonably satisfactory to both parties, have delivered a duly completed certification that they are either (a) “qualified institutional buyers” as defined in Rule 144A under the Securities Act, (b) “institutional accredited investors” as defined in Rule 501(a) under the Securities Act, or (c) non-“U.S. persons” within the meaning of Regulation S under the Securities Act, or (ii) are persons to whom an offer can otherwise be made pursuant to an exemption from the registration requirements of the Securities Act, shall be entitled to receive common shares of the Combined Company in connection with the Merger. Any shareholder of Afya that (x) does not timely deliver such certification, or (t) certifies that it is a U.S. person that is not a qualified institutional buyer or institutional accredited investor (each, unless Afya reasonably believes such shareholder to be a qualified institutional buyer, an institutional accredited investor or a person to whom an offer can otherwise be made pursuant to an exemption from the registration requirements of the Securities Act, a “Cashed-Out Holder”) shall not be entitled to receive common shares of the Combined Company in the Merger and, in lieu thereof, shall be entitled only to receive the net cash proceeds, without interest and subject to applicable withholding, from the sale on its behalf after the Effective Time of the common shares of the Combined Company that such holder would otherwise have been entitled to receive pursuant to this Agreement, with such sale to be effected on B3 in an orderly manner by a broker or other agent designated by mutual agreement of the Parties and on such terms and subject to such procedures as are set forth in this Agreement and the related shareholder materials. All brokerage costs, Taxes, foreign exchange charges and other expenses of such sale and remittance shall be borne exclusively by the relevant Cashed-Out Holder, and neither YDUQS nor the Combined Company shall have any obligation to fund, guarantee or gross-up any amount payable to any Cashed-Out Holder. Afya shall deliver to YDUQS, promptly following completion of the certification process and no later than 5 Business Days prior to the Closing Date, a written statement setting forth the aggregate number of Afya shares held by Cashed-Out Holders and by holders that have exercised or remain entitled to exercise dissenters’ rights under Section 238 of the Cayman Companies Act.

27

3.4.3.        Shareholder Materials; Communications Restrictions. From and after the date of this Agreement until the Effective Time, each of Afya and YDUQS shall, and shall cause their respective representatives to, ensure that any proxy statement, notice of meeting, information statement, election form, letter of transmittal, investor presentation, press release, website posting, script, Q&A, shareholder communication or other document or communication relating to the transactions contemplated by this Agreement that is disseminated or otherwise made public (collectively, the “Shareholder Materials”) is consistent with the parties’ intention that the Merger and the issuance of the common shares of the Combined Company in connection therewith shall not require registration under the Securities Act. Without limiting the foregoing, the Shareholder Materials shall (a) state clearly that Combined Company common shares are not being, and will not be, registered under the Securities Act and may not be offered, sold, pledged or transferred in the United States or to, or for the account or benefit of, any U.S. person, absent registration or an applicable exemption therefrom, (b) state clearly that only shareholders of Afya who are either “qualified institutional buyers” as defined in Rule 144A under the Securities Act, “institutional accredited investors” as defined in Rule 501(a) under the Securities Act, or non-U.S. persons within the meaning of Regulation S under the Securities Act shall be eligible to receive Combined Company common shares in connection with the Merger, (c) state clearly that Cashed-Out Holders shall not receive common shares of the Combined Company and shall instead receive only the net cash proceeds from the post-Effective Time sale of the Combined Company common shares otherwise issuable to them, net of any applicable fees, taxes and withholding, (d) not constitute or be deemed to constitute an offer of securities, a solicitation of votes, or a solicitation of an offer to buy any security, in the United States or to any person to whom such offer or solicitation would be unlawful, and (e) not contain any statement that could reasonably be expected to jeopardize the availability of the intended exemption from registration. Prior to dissemination, all Shareholder Materials shall be subject to review and approval by Afya and YDUQS and their respective U.S. securities counsel, and neither Party shall disseminate, or permit any of its representatives to disseminate, any Shareholder Materials that are inconsistent with this Section 3.4.3.

28

3.4.4.        Nasdaq Delisting; SEC Deregistration. From the date hereof through and including the Closing Date, Afya shall (a) remain in compliance with its reporting obligations under the 1934 Act and the applicable listing rules of Nasdaq; and (b) prepare and make all filings, deliver all required notices to Nasdaq, and take all other actions required to effect (b.i) the delisting of Afya's Class A common shares from Nasdaq pursuant to the 1934 Act and applicable Nasdaq rules (the “Nasdaq Delisting”); and (b.ii) the filing of a Form 15 with the SEC pursuant to the 1934 Act, and the resulting termination or suspension of Afya’s reporting obligations under the 1934 Act (the “SEC Deregistration”), in each case in the most expeditious manner available and such that the Combined Company is not required to register its shares under the Securities Act or become subject to the reporting requirements of Section 13 or 15(d) of the 1934 Act.

3.5.          Leakage. If, by the Closing Date, the occurrence of a Leakage is verified with respect to any of the Companies (including their respective Subsidiaries), such Leakage shall be determined and compensated, in accordance with the rules and procedures below:

3.5.1.        For purposes of verifying any Leakage of the Companies and their respective Subsidiaries, each of the Companies shall appoint 3 representatives to a committee whose purpose shall be the periodic monitoring of the activities of the Companies and their respective Subsidiaries (“Monitoring Committee”).

3.5.1.1. The Monitoring Committee shall fully comply with all applicable Antitrust Statutes. Accordingly, at least 1 representative appointed by each Company to the Monitoring Committee shall qualify as a member of a clean team, pursuant to the Antitrust Statutes.

3.5.1.2. Each Company shall make available any information and documents reasonably necessary for the determination of any Leakage requested by the Monitoring Committee within 10 days following the relevant request, provided that any competitively sensitive information shall be made available only to those representatives of the Monitoring Committee who qualify as members of a clean team pursuant to Section 3.5.1.1 and otherwise in accordance with the Antitrust Statutes.

3.5.2.        From the date hereof until the Closing Date, the Monitoring Committee shall, on a monthly basis, notify the Parties of the amount of any Leakage incurred during such month by each Company and its respective Subsidiaries. In addition, the Monitoring Committee shall deliver a final Leakage determination no later than 5 Business Days prior to the scheduled Closing Date.

29

3.5.2.1. If the Monitoring Committee is unable to reach agreement with respect to the amount of Leakage for any given quarter, the matter shall be escalated to the Chief Executive Officers of the Companies, who shall have 10 days from the date on which the disagreement is identified by the Monitoring Committee to resolve the matter in good faith. If the Chief Executive Officers fail to reach agreement within such 10-day period, the Parties shall, within 15 days following the date on which the disagreement among the Chief Executive Officers arises, appoint an Independent Expert to determine the amount of the relevant Leakage, pursuant to Article 485 of the Brazilian Civil Code. The Independent Expert shall act as an expert determiner, and not as an arbitrator.

3.5.2.2. For all purposes of this Agreement, “Independent Expert” means any of the advisory firms listed in Schedule 3.5.2.2, provided that the Independent Expert shall represent in writing to the Parties that it has not rendered services to any of the Companies in the 3 years prior to its engagement in the total amount for the period exceeding R$5,000,000.00. If any such firm refuses to accept the engagement for any reason, this Agreement shall remain in full force and effect (and the last sentence of Article 485 of the Brazilian Civil Code shall not apply), in which case the Independent Expert shall be another independent accounting firm of recognized technical expertise and standing.

3.5.2.3. The fees and expenses of the Independent Expert shall be borne 50% by YDUQS and 50% by Afya.

3.5.2.4. Any communication between the Parties and the Independent Expert shall be made exclusively through the Monitoring Committee.

3.5.2.5. The Parties shall use commercially reasonable efforts to cause the Independent Expert to determine the relevant Leakage within 30 days following its appointment. Any failure by the Independent Expert to comply with such timeframe shall not invalidate or otherwise prejudice the procedure set forth in this Section. The Independent Expert shall deliver the results of its work to the Monitoring Committee. Any member of the Monitoring Committee shall have 15 days to submit written questions and requests for clarification to the Independent Expert. If no such questions or requests are submitted, or once the Independent Expert has revised its report to reflect any responses or clarifications it deems appropriate (if any), such report shall become final (“Final Report”). The Final Report, including the amount of Leakage set forth therein, shall be final, conclusive, and binding on the Parties for all purposes of this Agreement.

30

3.5.2.6. The Parties shall cooperate with each other and with the Independent Expert (if applicable), and shall provide access to any documents, information, directors, officers, employees, auditors, and legal or accounting advisors reasonably required for purposes of determining any Leakage, to the extent that such access does not unreasonably interfere with the ordinary operation of the relevant Party or any of its Subsidiaries.

3.5.2.7. Any determination of Leakage pursuant to this Section shall be carried out independently of the audit of the annual financial statements of the Parties and their respective Subsidiaries, or the approval thereof by the relevant annual shareholders' meeting and no such audit or approval shall affect the determination of any Leakage.

3.6.          Leakage Compensation. Any Leakage determined by the Monitoring Committee (or, if applicable, the Independent Expert) shall give rise to corresponding economic compensation intended to preserve the economic equivalence reflected in the Exchange Ratio. Such compensation shall be effected through the declaration and payment of dividends in accordance with the following mechanics:

(i)                  in the case of Leakage at YDUQS or any of its Subsidiaries, Afya shall be entitled, at any time from the date hereof until the Closing Date, to declare and pay dividends to its shareholders (with an ex-dividend date prior to the Closing Date) in an amount equal to 2.2258 times (i.e., 69.0% / 31.0%) the aggregate amount of such Leakage verified at YDUQS or any of its Subsidiaries. For clarity, any Distribution for purposes of Leakage compensation by Afya shall constitute separate and distinct obligation of any Afya Distribution; and

(ii)                in the case of Leakage at Afya or any of its Subsidiaries, YDUQS shall be entitled, at any time from the date hereof until the Closing Date, to declare and pay dividends to its shareholders (with an ex-dividend date prior to the Closing Date) in an amount equal to 0.4493 times (i.e., 31.0% / 69.0%) the aggregate amount of such Leakage verified at Afya or any of its Subsidiaries. For clarity, any Distribution for purposes of Leakage compensation by YDUQS shall not entitle Afya to Top-Up nor be considered for purposes of the YDUQS Net Debt Cap.

3.6.1.        Notwithstanding any restriction set forth in this Agreement, each Party shall be expressly permitted to incur Indebtedness to the extent necessary to fund the payment of any Leakage Compensation allowed under this Section 3.6, in the event that its available cash balance is insufficient to meet such payment obligation. Such Indebtedness shall not be considered for purposes of the Net Debt.

3.7.          Permitted YDUQS Distribution. Notwithstanding Section 3.6 and in addition to any compensatory dividend declared pursuant to Section 3.6 above, YDUQS may declare and pay one or more Distributions to its shareholders, from the Locked Box Date until the Closing Date, in the greater of (i) an amount up to R$ 750,000,000.00, or (ii) the Adjusted Free Cash Flow to Equity generated by YDUQS (“YDUQS Distribution”), provided that YDUQS shall declare and/or pay the YDUQS Distribution in full no later than the Closing Reference Date.

31

3.8.          Permitted Afya Distribution and Top-Up. Afya shall be entitled to distribute to its shareholders, from the Locked Box Date until the Closing Date, (i) the Adjusted Free Cash Flow to Equity generated by Afya during such period (“Afya FCFE Distribution”), plus (ii) an additional amount (“Top-Up” and, together with the Afya FCFE Distribution, “Afya Distribution”) calculated in accordance with Sections 3.8.1 and 3.8.2 below, to the extent necessary to preserve the Exchange Ratio in the event that the YDUQS Distribution under Section 3.7 exceeds the Adjusted Free Cash Flow to Equity generated by YDUQS during the period between the Locked Box Date and the Closing Date.

3.8.1.        The Top-Up shall be calculated as follows:

3.8.2.        For each R$ 1.00 of Excess Distribution by YDUQS, Afya shall be entitled to a Top-Up of R$ 2.2258 (69.0% / 31.0%), over and above Afya's own Adjusted Free Cash Flow to Equity. If the Excess Distribution is equal to or less than zero, no Top-Up shall apply.

3.8.3.        The Monitoring Committee shall also be responsible, following the same rules set forth in Section 3.5, for monthly monitoring the financial terms and metrics set forth in this Agreement, including, as applicable: (a) Net Debt of each Company; (b) Cash of each Company; (c) Indebtedness of each Company; (d) EBITDA of each Company; (e) Free Cash Flow to Equity of each Company; (f) Adjusted Free Cash Flow to Equity of each Company; (g) Working Capital and Working Capital Adjustment of each Company; (h) compliance with the YDUQS Net Debt Cap; (i) the YDUQS Distribution and the Afya Distribution; and (j) any other financial covenant or metric set forth in this Agreement.

3.8.4.        Each Party shall prepare and deliver to the other Party (and to the Monitoring Committee) consolidated unaudited balance sheets and related financial information of such Party and its Subsidiaries (collectively, the “Closing Balance Sheet”) as of the last day of the calendar month in which the Condition Precedent set forth in Section 4.1(i) occurs (such date, the “Closing Reference Date”) within 10 days as of the Closing Reference Date. Upon receiving the Closing Balance Sheet, such Closing Balance Sheet shall be subject to a limited review performed by the other Party’s financial advisor within 10 Business Days (“Closing Balance Sheet Date”).

32

3.8.4.1. Upon the Closing Balance Sheet Date, Afya shall prepare and deliver to YDUQS, no later than 5 Business Days after receiving YDUQS’ Closing Balance Sheet, a written statement (the “Afya Statement”) setting forth Afya’s calculation of the Top-Up amount (if applicable) and each of the component line items used to calculate the foregoing, together with supporting documentation.

3.8.4.2. YDUQS shall have 5 Business Days following receipt of the Afya Statement (the “Review Period”) to review the Afya Statement. During the Review Period, Afya shall provide YDUQS and its representatives with reasonable access to the information reasonably required to verify the calculations set forth in the Afya Statement.

3.8.4.3. If YDUQS disagrees with the Top-Up amount, YDUQS shall deliver to Afya, prior to the expiration of the Review Period, a written notice (the “Dispute Notice”) specifying in reasonable detail YDUQS’ reasons for such disagreement, including: (A) each item that YDUQS disputes; (B) the amount of each such disputed item as calculated by YDUQS; (C) the aggregate Top-Up amount as calculated by YDUQS, together with supporting documentation. Any item or amount set forth in the Afya Statement that is not specifically disputed in the Dispute Notice shall be deemed accepted by YDUQS and shall be final and binding on the Parties.

3.8.4.4. If YDUQS does not deliver a Dispute Notice within the Review Period, the Afya Statement shall be deemed accepted by YDUQS and shall be final and binding on the Parties for all purposes of this Agreement.

3.8.4.5. If YDUQS delivers a Dispute Notice within the Review Period, the Parties shall negotiate in good faith to resolve the disputed items during a period of 10 Business Days following delivery of the Dispute Notice (the “Resolution Period”). Any disputed item resolved by agreement of the Parties during the Resolution Period shall be final and binding on the Parties.

3.8.4.6. If any disputed items remain unresolved at the expiration of the Resolution Period, the Parties shall calculate the percentage divergence between Afya’s aggregate Top-Up amount (as set forth in the Afya Statement) and YDUQS’ aggregate Top-Up amount (as set forth in the Dispute Notice) (the “Percentage Divergence”), determined as the absolute value of the difference between such amounts divided by the arithmetic mean of such amounts, expressed as a percentage.

3.8.4.7. If the Percentage Divergence is equal to or less than ten percent (10%), the final Top-Up amount shall be the arithmetic mean of the aggregate Top-Up amount as set forth in the Afya Statement and the aggregate Top-Up amount as set forth in the Dispute Notice, without referral to an Independent Expert, and such amount shall be final and binding on the Parties for all purposes of this Agreement.

33

3.8.4.8. If the Percentage Divergence is greater than ten percent (10%), either Party may refer the remaining disputed items to an Independent Expert pursuant to the terms set forth in Section 3.5.2.2.

3.8.4.9. The Independent Expert shall act as an expert and not as an arbitrator, in accordance with Article 485 of the Brazilian Civil Code. The Parties shall instruct the Independent Expert to: (A) consider only the remaining disputed items referred to it; (B) make its determination based solely on the written submissions of the Parties and the definitions and principles set forth in this Agreement, without independent investigation; and (C) render its written determination within 20 Business Days following referral of the dispute.

3.8.4.10.     For each disputed item, the Independent Expert shall determine the value of such item, provided that the Independent Expert’s determination for any disputed item shall not be: (i) less than the amount set forth in the Afya Statement and the amount set forth in the Dispute Notice for such item; or (ii) greater than the amount set forth in the Afya Statement and the amount set forth in the Dispute Notice for such item.

3.8.4.11.     If the Percentage Divergence is greater than ten percent (10%) but equal to or less than twenty percent (20%), the final Top-Up amount shall be calculated as the arithmetic average of: (A) the Top-Up amount as determined by the Independent Expert; and (B) the Top-Up amount proposed by the Party whose calculation was closest to the Independent Expert’s determination in absolute terms (determined on an aggregate basis across all disputed items).

3.8.4.12.     If the Percentage Divergence is greater than twenty percent (20%), the final Top-Up amount shall be the Top-Up amount as determined by the Independent Expert.

3.8.4.13.     The determination of the Independent Expert pursuant to Sections 3.8.4.9, 3.8.4.10, 3.8.4.11 and 3.8.4.12 shall be final and binding on the Parties, absent manifest error. The fees and expenses of the Independent Expert shall be borne by the Party whose position was further from the Independent Expert’s determination, provided that if the Closing occurs, the Combined Company shall bear such fees and expenses. Any discussion regarding the payment of the Independent Expert shall not prevent the Closing to occur.

34

3.8.5.        Notwithstanding any restriction set forth in this Agreement, Afya shall be expressly permitted to incur Indebtedness to the extent necessary to fund the Top-Up payment in the event that its available cash balance is insufficient to meet such payment obligation. Such Indebtedness shall not be considered for purposes of the Net Debt.

3.9.          Taxes. Any Taxes arising from any dividend declared and paid for purposes of compensating any Leakage by YDUQS or Afya, as applicable, shall be borne exclusively by the respective beneficiaries of such dividend (i.e., neither YDUQS nor Afya shall be required to make any gross-up payment in respect of any such dividend distribution).

3.10.       Alternative Payment Mechanisms. If the Company whose shareholders are entitled to receive compensation pursuant to Sections 3.6, 3.7, and 3.8 is unable to declare dividends due to insufficient distributable reserves or other legal or regulatory restrictions on dividend payments, such Company shall be entitled to effect the relevant compensatory payment through any economically equivalent alternative form, including, without limitation, interest on net equity (juros sobre capital próprio), capital reduction, or any other mechanism available under applicable Law that produces the same net economic result for the receiving shareholders, provided that (a) no such alternative form shall be more onerous (whether from a tax, accounting, or regulatory standpoint) to the paying Company when compared to a dividend distribution; and (b) the economic equivalence inherent in the Exchange Ratio shall be preserved in full regardless of the form of payment elected. For the avoidance of doubt, there shall not be any adjustment in the Exchange Ratio, even if the relevant Company cannot effect the relevant compensatory payment described above.

4.           CONDITIONS PRECEDENT, EGM, EXCLUSIVITY AND BREAK-UP FEE

4.1.          Conditions Precedent of the Parties. The Parties’ obligation to consummate the Transaction and to take all actions contemplated under Section 5.2 on the Closing Date shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, which cannot be waived by the Parties (“Conditions Precedent of the Parties”):

(i)                  CADE: the Parties shall have obtained the CADE Approval for the consummation of the Transaction;

(ii)                Absence of Impediment: no Governmental Authority shall have enacted, issued, promulgated or enforced any Law that is then in effect and has the effect of making the Transaction illegal or otherwise prohibiting its consummation;

(iii)               Corporate Approval – Afya: Afya shall have obtained all corporate approvals and complied with all corporate governance procedures required under applicable Law for the approval and implementation of the Transaction in accordance with the terms of this Agreement; and

(iv)               Corporate Approval – YDUQS: YDUQS shall have obtained all corporate approvals and complied with all corporate governance procedures required under applicable Law for the approval and implementation of the Transaction in accordance with the terms of this Agreement.

35

4.2.          YDUQS Conditions Precedent. YDUQS’ obligation to consummate the Transaction and to take all actions contemplated under Section 5.2 on the Closing Date shall be subject to the satisfaction (or, to the extent permitted, the express written waiver by YDUQS) on or prior to the Closing Date of each of the following conditions (“YDUQS Conditions Precedent”).

(i)                  Compliance with the Agreement - Afya. (a) Afya shall have complied with its obligations under Sections 2.1.1, 3.3.1, 3.3.2, 3.8, 4.4 and 4.11 of this Agreement; and (b) the representations and warranties made by Afya under Section 7 shall be true and correct as of the Closing Date, provided that YDUQS shall only be entitled not to consummate the Transaction if (b.1) the breach of any such representation or warranty, individually or together with any other breaches of such representations and warranties, results in a Material Adverse Effect or prevents the Closing from occurring, (b.2) there is a material breach of any Afya Fundamental R&Ws; or (b.3) there is a Material Breach of ABC R&Ws;

(ii)                No Material Adverse Effect - Afya: no Material Adverse Effect shall have occurred with respect to Afya and its Subsidiaries, taken as a whole, from the date of this Agreement through and including the Closing Date;

(iii)               Third-Party Consents - Afya: Afya and its Subsidiaries shall have obtained the consents set forth in Schedule 4.2(iii) in connection with the consummation of the Transaction; and

(iv)               Nasdaq Delisting and SEC Deregistration. Afya shall have complied with its obligations under item (b) of Section 3.4.4 to the extent that such obligations are mandatory as per the applicable Law to occur before the Closing Date.

4.3.          Afya Conditions Precedent. Afya’s obligation to consummate the Transaction and to take all actions contemplated under Section 5.2 on the Closing Date shall be subject to the satisfaction (or, to the extent permitted, the express written waiver by Afya) on or prior to the Closing Date of each of the following conditions (“Afya Conditions Precedent” and the conditions set forth in Sections 4.1, 4.2, and 4.3 being collectively referred to as the “Conditions Precedent”):

(i)                  Compliance with the Agreement - YDUQS. (a) YDUQS shall have complied with its obligations under Sections 2.1.1, 3.2.1, 3.2.2, 3.7, 4.5 and 4.11; and (b) the representations and warranties made by YDUQS under Section 6 shall be true and correct as of the Closing Date, provided that Afya shall only be entitled not to consummate the Transaction if (b.1) the breach of any such representation or warranty, individually or together with any other breaches of such representations and warranties, results in a Material Adverse Effect or prevents the Closing from occurring; (b.2) there is a material breach of any YDUQS Fundamental R&Ws; or (b.3.) there is a Material Breach of ABC R&Ws;

36

(ii)                No Material Adverse Effect - YDUQS: no Material Adverse Effect shall have occurred with respect to YDUQS and its Subsidiaries, taken as a whole, from the date of this Agreement through and including the Closing Date;

(iii)               Third-Party Consents - YDUQS: YDUQS and its Subsidiaries shall have obtained the consents set forth in Schedule 4.3(iii) in connection with the consummation of the Transaction;

(iv)               YDUQS Net Debt Cap: the consolidated Net Debt of YDUQS and its Subsidiaries as of the Closing Reference Date shall not exceed the consolidated Net Debt of YDUQS and its Subsidiaries as of the Locked Box Date by more than R$ 750,000,000.00 (the “YDUQS Net Debt Cap”);

(v)                Brazilian Merger Filing: Filing, registration, and publication, as applicable, of all corporate acts, resolutions, notices, and other documents required under Brazilian Law in connection with the consummation of the Transaction before the competent Governmental Authorities, including the applicable Boards of Trade within 30 days after the YDUQS EGM to ensure retroactive effect; and

(vi)               Post-Closing EGM – Election of New Board Members. Following the satisfaction or waiver of all other Conditions Precedent (except for the Condition Precedent set forth in Section 4.2(iv) (Nasdaq Delisting and SEC Deregistration), as applicable) in accordance with this Agreement, the Board of Directors of YDUQS shall convene an EGM of the Combined Company (“Post-Closing EGM”) to be held as promptly as practicable after the Closing Date for the election of the new members of the Board of Directors of the Combined Company, in accordance with the governance structure agreed by the Parties pursuant to the Bylaws of the Combined Company.

4.4.          Convening of Afya EGM. As soon as reasonably practicable following (i) the execution of this Agreement, (ii) the approval of the Transaction by Afya's Board of Directors, and (iii) the availability of all reports, opinions, proxy materials, and transaction documents required under applicable Laws of the Cayman Islands, Brazilian Law, and other applicable Law, and Afya's memorandum and articles of association, Afya shall cause notice of the Afya Extraordinary General Meeting (“Afya EGM”) to be duly given in accordance with applicable Law and its memorandum and articles of association to vote on the Transaction, the Merger and all other relevant acts necessary to implement the provisions of this Agreement. Subject to Section 4.5.1, once the Afya EGM is called, such Afya EGM shall not be postponed, canceled or revoked except (a) to the extent required by a Governmental Authority, (b) by mutual consent of the Companies, or (c) as permitted under Section 4.4.1.

37

4.4.1.        Subject to Section 4.5.1, the Afya EGM shall be convened for the same date as the YDUQS EGM, with the agenda described in Schedule 4.4.1. Notwithstanding any provision to the contrary in this Agreement, Afya shall be entitled, without the prior consent of YDUQS and without triggering any breach of this Agreement or any Break-Up Fee obligation, to postpone or adjourn the Afya EGM to the extent necessary to ensure that the Afya EGM is held on the same date as the YDUQS EGM, provided that Afya shall give YDUQS prompt written notice of any such postponement or adjournment and the reasons therefor.

4.4.2.        The notice convening the Afya EGM shall include, to the extent required under applicable Law, this Agreement, the Plan of Merger, the Afya’s Board recommendation (as outlined below), any required fairness opinion and all other information required to be provided to Afya's shareholders in connection with the Transaction and the Merger, as well as the documents to be provided to YDUQS’ shareholders for purposes of the YDUQS EGM.

4.4.3.        Subject to the fiduciary duties of Afya’s Board of Directors under applicable Laws of the Cayman Islands and pursuant to Section 4.11 (Exclusivity), Afya shall procure that its Board of Directors recommends approval of the Transaction and the Merger at the Afya EGM and shall not withdraw, qualify or adversely modify such recommendation prior to the Closing, except if this Agreement may be terminated by Afya pursuant to Section 11.1 (Termination Events) or as provided for in Sections 4.11.1 to 4.11.3.

4.4.4.        U.S. Securities Law Matters. The notice convening the Afya EGM and each proxy statement, voting instrument, and other informational material relating to the Afya EGM that is published or disseminated in the U.S. shall be prepared and disseminated in accordance with Section 3.4 (U.S. Securities Law Matters) in all material respects.

4.5.          Convening of YDUQS EGM. YDUQS shall, as soon as reasonably practicable following (i) approval of the Transaction by its Board of Directors, (ii) the preparation of the Protocol and Justification of Merger (Protocolo e Justificação de Incorporação), in accordance with Article 224 of the Brazilian Corporations Law, the preparation of all valuation reports required under Brazilian Law, the pro forma financial information required under applicable Law and the rules of CVM and B3, and any fairness opinions or other expert opinions obtained in connection with the Transaction, and (iii) the availability of all supporting documents required by applicable Law, convene the YDUQS Extraordinary General Meeting (“YDUQS EGM”) to vote on the agenda described in Schedule 4.5 (“Minimum Agenda of YDUQS EGM”). Once the YDUQS EGM is called, such YDUQS EGM shall not be postponed, canceled or revoked except to the extent required by a Governmental Authority or by mutual consent of the Companies.

38

4.5.1.        YDUQS shall convene the YDUQS EGM to be held on first call on the same date as the Afya EGM in accordance with the Minimum Agenda of YDUQS EGM, which comprises the Merger and governance items, all such items being connected and interdependent and to be approved as a package, with their effects conditioned upon the fulfillment of all applicable Conditions Precedent. If the YDUQS EGM is not installed on first call, YDUQS shall promptly notify Afya and the Parties shall cooperate in good faith to ensure that the two meetings are held on the same date.

4.5.2.        The notice convening the YDUQS EGM shall be accompanied by all documents required under the Brazilian Corporations Law, CVM regulations, including but not limited to the information and documents required by CVM Resolution 78 and CVM Resolution 81, Novo Mercado regulations and any other applicable Law, including the Protocol and Justification of Merger (Protocolo e Justificação de Incorporação), the applicable valuation reports, the Board recommendation and all shareholder information materials required in connection with the Transaction.

4.5.3.        Subject to the fiduciary duties of YDUQS’ Board of Directors under applicable Law and pursuant to Section 4.11 (Exclusivity), YDUQS shall procure that its Board of Directors recommends approval of the Transaction and the Merger at the YDUQS EGM and shall not withdraw, qualify or adversely modify such recommendation prior to the Closing, except if this Agreement may be terminated by YDUQS pursuant to Section 11.1 (Termination Events) or as provided for in Sections 4.11.1 to 4.11.3.

4.5.4.        YDUQS shall use its efforts to gather votes from YDUQS shareholders required to approve the Minimum Agenda of YDUQS EGM, except as permitted under Sections 4.11.1 to 4.11.3, by: (a) engaging, at the cost of YDUQS, at least 1 proxy advisory firm to also seek favorable recommendation; and (b) commencing a roadshow program with the principal YDUQS shareholders no later than 20 Business Days prior to the scheduled date of the YDUQS EGM. Nothing in this Section 4.5.4 shall require YDUQS to take any action that, in the view of its external U.S. securities counsel, could be construed as a public securities offer requiring registration with the SEC.

4.5.5.        Afya shall cooperate in good faith and provide to Yduqs, in a timely manner, all information reasonably necessary for the preparation of the valuation report (laudo de avaliação) and the pro forma financial information referred to in Section 4.5, to the extent such information relates to Afya.

4.6.          No Waiver of Conditions Precedent. The approval of the Transaction by the Board of Directors of Afya or YDUQS, the issuance of any recommendation in favor of the Transaction, and the convening or holding of the Afya EGM or the YDUQS EGM shall not constitute, and shall not be construed as, evidence of the satisfaction or waiver of any Condition Precedent set forth in this Agreement.

39

4.6.1.        If any Condition Precedent remains unsatisfied (or unwaived, to the extent waiver is permitted under this Agreement) at the time of the Afya EGM or the YDUQS EGM, (a) the relevant meeting shall nevertheless be held as contemplated herein, and (b) the resolutions approved at each such meeting shall provide that their effectiveness remains subject to the satisfaction or waiver of the outstanding Conditions Precedent, and the Merger shall be effective on the Closing Date, with the filing and registration of the merger application with the Cayman Islands Registrar of Companies following satisfaction of all outstanding Conditions Precedent.

4.6.2.        Unless otherwise agreed in writing by the Parties, neither the Afya EGM nor the YDUQS EGM shall be postponed solely because any Condition Precedent remains outstanding on the date scheduled for such meeting.

4.7.          Satisfaction of Conditions Precedent. The Parties shall promptly take all actions necessary to satisfy the Conditions Precedent for which they are respectively responsible following the execution of this Agreement and shall keep each other reasonably informed of, and updated on, the status of the satisfaction of such Conditions Precedent.

4.7.1.        Responsibility for the satisfaction and implementation of the Conditions Precedent set forth in (i) Sections 4.1(iii) and 4.2 shall rest with Afya; and (ii) Sections 4.1(iv) and 4.3 shall rest with YDUQS, except that the Conditions Precedent set forth in Section 4.1(i) shall be the joint responsibility of the Companies, acting cooperatively.

4.7.2.        Except as otherwise provided herein, the Party responsible for the satisfaction of a given Condition Precedent shall bear all costs, expenses, disbursements, and Taxes arising out of or relating to the implementation or satisfaction of such Condition Precedent. Notwithstanding the foregoing, the allocation of costs, expenses, and liabilities in connection with the Condition Precedent set forth in Section 4.1(i) (CADE Approval) shall be governed exclusively by Section 10.

4.8.          Closing Notice. Upon the satisfaction (or waiver, as applicable) of the Conditions Precedent for which a Party is responsible, such Party shall deliver to the other Party a written notice signed by a duly authorized officer of such Party (the “Closing Notice”), which shall confirm the satisfaction of such Conditions Precedent and attach reasonable evidence thereof. Such Closing Notice shall be delivered within 5 Business Days following the satisfaction of all Conditions Precedent for which such Party is responsible.

4.8.1.        The Party receiving the Closing Notice shall, within 5 Business Days following receipt thereof, notify the other Party whether it agrees or disagrees with the satisfaction of the relevant Conditions Precedent. If such Party fails to deliver such notice within such period, it shall be deemed to have irrevocably accepted and agreed to the contents of the relevant Closing Notice and the satisfaction of the relevant Conditions Precedent.

40

4.8.2.        If either Party disagrees with the satisfaction of any Conditions Precedent for which the other Party is responsible, such Party shall notify the other Party of its disagreement, setting forth in reasonable detail the basis for such disagreement and the alleged failure to satisfy the relevant Conditions Precedent. In such event, the Parties shall negotiate in good faith to resolve the dispute. If the Parties fail to reach an agreement within 10 Business Days following the delivery of such notice, either Party may initiate the dispute resolution procedure set forth in Section 13.2.

4.8.3.        Regardless of the Closing Notice, the Parties shall keep each other reasonably informed about the satisfaction of the Conditions Precedent for which they are responsible, subject to any restrictions arising from applicable Antitrust Statutes.

4.9.          Long Stop Date. All Conditions Precedent shall have been satisfied (or waived, if applicable) on or prior to March 31, 2028 (“Long Stop Date”).

4.9.1.        Extension of the Long Stop Date. Notwithstanding anything to the contrary herein, if CADE imposes any CADE Remedy as a condition to the CADE Approval and such CADE Remedy is accepted by the Parties, the Long Stop Date shall be automatically extended for such additional period as may be required to implement or comply with any CADE Remedy that is required to be implemented prior to the Closing; provided, however, that such extension shall not exceed 180 days following the date of the relevant CADE decision. The Long Stop Date shall also be automatically extended (i) for the period by which the review of the Transaction by CADE is extended as a result of a request for second review (avocação) by CADE's Tribunal or of an appeal filed by any interested Third-Party; and (ii) for the period during which any judicial or administrative injunction, order or measure restraining, suspending or otherwise preventing the consummation of the Transaction remains in effect, in each case for up to 180 additional days.

4.10.       Obligation to Close. Upon the satisfaction (or waiver, if applicable) of all Conditions Precedent on or prior to the Long Stop Date, the Parties shall be obligated to consummate the Transaction and effect the Closing in accordance with the terms of this Agreement.

4.11.       Exclusivity. From the date hereof until the earlier of (a) the consummation of the Transaction; and (b) the termination of this Agreement pursuant to Section 11 (Termination) below, and except as provided under Sections 4.11.1 to 4.11.3, the Companies shall, and shall cause their respective Affiliates, directors, officers, employees, advisors, and any other representatives (“Representatives”) to, directly or indirectly: (i) ensure that the Companies have exclusivity with respect to the Closing of the Transaction or of any transaction similar or equivalent thereto; (ii) refrain from soliciting or seeking any proposal, or initiating any negotiation, relating to any Competing Transaction; (iii) refrain from taking any action to actively invite proposals concerning or relating to a Competing Transaction (including providing or making available to any Third-Party any non-public due diligence information for purposes of or in connection with a Competing Transaction); and (iv)  promptly inform the board of directors of the relevant Company, and such board of directors shall promptly notify (but in no event later than the end of the Business Day following the receipt of any such communication) the other Company hereto in writing of any proposal, offer, or indication of interest received from any Third-Party seeking to pursue or discuss a Competing Transaction, including the material terms thereof and the identity of the Third-Party making such proposal, offer, or indication of interest.

41

4.11.1.     Communication of Competing Offer. In the event that any of the Parties (whether directly or by means of a Representative) receives any Unsolicited Offer, the Parties or their Representatives shall, promptly (but in no event later than the end of the Business Day following the day of receipt of any such communication) communicate to the other Party about the existence of such Third-Party Unsolicited Offer, including the material terms thereof and the identity of the Third-Party making such Unsolicited Offer.

4.11.2.     Unsolicited Offer. Subject to Section 4.12 (Break-Up Fee), and without prejudice to the continued performance of the exclusivity obligations set forth in Section 4.11 (Exclusivity), if, solely at the initiative of a Third-Party, any of the Companies or their respective shareholders receives an Unsolicited Offer, the members of the Board of Directors of the relevant Company shall be authorized to receive, evaluate and negotiate such Unsolicited Offer and enter into binding agreements regarding such Unsolicited Offer as long as the effectiveness of such agreements are conditioned to the approval of the respective EGM, with the assistance of their advisors and in the best interests of such Company; provided that such conduct, including any recommendation by the Board of Directors of the relevant Company that an Unsolicited Offer for a Competing Transaction shall only be carried out (and consequent withdrawal, qualification or adverse modification of the recommendation of the Transaction), to the extent required to discharge the Board of Directors’ fiduciary and other legal duties, case in which it shall not constitute a breach of the exclusivity obligation undertaken pursuant to Section 4.11 (Exclusivity).

4.11.3.     Tender Offer. For the avoidance of doubt, the review by YDUQS’ Board of Directors of a tender offer (oferta pública de aquisição de ações – OPA), in compliance with the Bylaws of YDUQS, the Novo Mercado Regulation and/or CVM regulation, shall not constitute a breach of the exclusivity obligation set forth in Section 4.11 (Exclusivity).

4.11.4.     Transaction Priority at EGM. In the event that a proposal for a Competing Transaction is presented to an EGM alongside the Transaction, the agenda of such meeting shall provide that the Transaction shall be submitted for shareholder vote prior to such Competing Transaction, such that shareholders shall first vote on the approval of the Transaction before any vote on the Competing Transaction is conducted and such items shall be included in the agenda as separate and non-combined resolutions.

42

4.12.       Break-Up Fee.

4.12.1.     Pre-EGM Break-Up Fee. If, at any time up to the approval or rejection of the Transaction at the relevant YDUQS EGM or Afya EGM, as applicable, in each case other than as a result of a valid termination of this Agreement in accordance with items (a) to (h) of Section 11.1 (Termination Events), (a) YDUQS or Afya fails to comply with any of their respective obligations set forth in Sections 4.4 (Convening of Afya EGM), 4.5 (Convening of YDUQS EGM) or 4.11 (Exclusivity); (b) the Board of Directors of YDUQS or Afya withdraws, qualifies or adversely modifies its recommendation with respect to the Transaction in the absence of a proposal for a Competing Transaction; (c) the Board of Directors of such Company fails to convene the EGM in accordance with Sections 4.4 (Convening of Afya EGM), 4.5 (Convening of YDUQS EGM), as applicable; or (d) the EGM approves any Competing Transaction or any Competing Transaction that is not subject to EGM approval is concluded, then the breaching Company shall pay to the other Company a compensatory break-up fee in the gross amount of R$325,000,000.00 (the “Pre-EGM Break-Up Fee”), within 15 days following receipt of a notice from the non-defaulting Company demanding payment thereof.

4.12.2.     Post-EGM Break-Up Fee. If the Transaction is approved at the YDUQS EGM and at the Afya EGM and, following such approvals, (a) YDUQS or Afya fails to satisfy the Conditions Precedent for which it is responsible pursuant to Section 4.7.1 until the Long Stop Date (other than by reason of any act or omission of the non-defaulting Company); or (b) all Conditions Precedent have been duly satisfied (or waived, as applicable) and YDUQS or Afya, by act or omission, fails or refuses to consummate the Closing or otherwise causes the Closing not to occur on the Closing Date pursuant to the terms of this Agreement (other than by reason of any act or omission of the other Party, in which case the non-defaulting Company shall be entitled, at its sole discretion, to elect not to consummate the Closing), in both circumstances under (a) and (b) above the defaulting Company (including a Company that, by act or omission, prevents compliance by the other Company of a Condition Precedent or Closing Action under Section 5.2(i), (ii) and/or (iii)) shall pay to the non-defaulting Company a compensatory break-up fee in the gross amount of R$650,000,000.00 (the “Post-EGM Break-Up Fee”), within 15 days following receipt of a notice from the non-defaulting Company demanding payment thereof.

4.12.3.     No Break-Up Fee on Shareholder Rejection. Notwithstanding anything to the contrary in this Agreement, if the Transaction is not approved at the EGM of a Company as a result of a vote by shareholders rejecting the Transaction (and not as a result of the Board of Directors failing to convene or hold the YDUQS EGM or the Afya EGM, respectively, in accordance with Sections 4.4 (Convening of Afya EGM), 4.5 (Convening of YDUQS EGM), and provided that the EGM of a Company does not approve any Competing Transaction, in which case Section 4.12.1 (Pre-EGM Break-Up Fee) shall apply), no Break-Up Fee (whether Pre-EGM or Post-EGM) shall be payable by such Party.

43

4.12.4.     General Provisions Regarding Break-Up Fees. Regardless of the number of events giving rise to the obligation to pay a Break-Up Fee, the Parties shall not be entitled to recover from the other Party more than one Break-Up Fee (being either the Pre-EGM Break-Up Fee or the Post-EGM Break-Up Fee, as applicable). The Break-Up Fees set forth in this Section shall not be payable if the Closing is consummated.

4.12.5.     Other Exceptions to the Break-Up Fees. No Break-Up Fee shall be payable in the event of: (a) the occurrence of a Material Adverse Effect, except to the extent that such Material Adverse Effect (a.i) results from a breach of this Agreement by either Company, or (a.ii) arises as a consequence of any intentional, negligent, or otherwise culpable act or omission by any such Company, provided that neither (x) any action expressly permitted under this Agreement nor (y) any action not prohibited under this Agreement and taken by a director or officer in compliance with his or her fiduciary duties shall constitute such intentional, negligent, or otherwise culpable act or omission; or (b) the failure to obtain any of the consents or waivers referred to in Sections 4.2(iii) or 4.3(iii), as applicable, except to the extent that such failure results from a willful act or willful omission (ação ou omissão dolosas) of YDUQS or Afya, as the case may be, it being understood that the granting of any such consent or waiver is a discretionary act of Third Parties.

4.12.6.     Standstill Upon EGM Rejection of Competing Transaction. If, following a Competing Transaction, the YDUQS EGM or the Afya EGM, as applicable (a) rejects both the Transaction and such Competing Transaction, or (b) fails to approve either the Transaction or such Competing Transaction, then the Break-Up Fee shall not apply, but YDUQS or Afya, as the case may be, shall be prevented from approving any Competing Transaction with the same Third-Party (or its Affiliates) whose Competing Transaction was previously rejected or not approved within 6 months from the date of the YDUQS EGM or Afya EGM that rejected the Transaction. In case of breach of the standstill obligation set forth in this Section 4.12.6 (Standstill Upon EGM Rejection of Competing Transaction), the breaching Party shall become subject to the payment of the Pre-EGM Break-Up Fee within 15 days following receipt of a notice from the non-defaulting Company demanding payment thereof.

4.12.7.     Exclusive Remedy. Upon the occurrence of any event giving rise to a Break-Up Fee, the non-defaulting Party may elect, at its sole discretion, either to terminate this Agreement and collect the applicable Break-Up Fee or to seek specific performance hereof in accordance with Section 14.5 (Specific Performance), provided that a Party that has sought specific performance and has not obtained consummation of the Closing shall remain entitled to terminate this Agreement and to receive the corresponding Break-Up Fee. The Break-Up Fee shall constitute liquidated damages and the sole and exclusive monetary remedy of the non-defaulting Party in respect of any breach giving rise to such fee, and the defaulting Party shall have no further liability to the non-defaulting Party except as expressly provided for under this Agreement.

44

5.           CLOSING

5.1.          Closing. Upon the satisfaction or waiver of the Conditions Precedent, and subject to the terms and conditions of this Agreement, the consummation of the Transaction (“Closing”) shall take place at Demarest Advogados, located at Avenida Pedroso de Morais, No. 1,201, in the City of São Paulo, State of São Paulo, or virtually by means of electronic signatures, as the Parties may agree, as promptly as reasonably practicable after the last Closing Notice to be delivered under this Agreement has been received and accepted by the relevant Party in accordance with the procedures to be established with B3 and the respective share registrar (escriturador) of YDUQS and as close as possible to the Post-Closing EGM, provided that, prior to the Post-Closing EGM, the Afya shareholders entitled to receive Combined Company shares shall have already received such shares, through the performance of the Closing Actions (the “Closing Date”).

5.2.          Closing Actions. On the Closing Date, the Parties shall execute, deliver, and take, or cause to be executed, delivered, and taken, the following actions and documents (“Closing Actions”):

(i)                  Effectiveness of the Transaction; Closing Certificate. Confirmation that all Conditions Precedent have been satisfied or waived by the respective responsible Party in accordance with this Agreement, and that the approvals granted at the Afya EGM and the YDUQS EGM have become effective, in each case as evidenced by a closing certificate to be executed by YDUQS and Afya (the “Closing Certificate”);

(ii)                Cayman Merger Filing. Afya shall instruct its registered office provider to file the Plan of Merger and all other documents required under the Cayman Companies Act with the Cayman Islands Registrar of Companies and complete all acts necessary to give effect to the Merger;

(iii)               Delivery of YDUQS Shares; Cancellation of Afya Shares, BDRs. Delivery of the new common shares of YDUQS (as the Combined Company) issued as a result of the Merger to the former shareholders of Afya (subject to Section 3.4.2 in respect of the Cashed-Out Holders) in accordance with the Exchange Ratio, crediting such shares to the respective accounts maintained at the Central Depository operated by B3 (or, in the case of an Afya shareholder who does not maintain an account at B3, through custody arrangements compliant with the Joint Resolution No. 13/2024 of the Central Bank of Brazil and the CVM, or through such depositary receipt structure as the Parties may agree). The Shareholder Materials shall include instructions for eligible shareholders to receive YDUQS shares at Closing, and issuance of YDUQS shares to such shareholders shall be subject to compliance with such requirements. Completion of all acts necessary for the cancellation of Afya’s shares, and the BDRs backed by Afya shares, as well as the termination of Afya’s BDR level I program, including the completion of all procedures required by B3. All shares of Afya held in treasury as of the Closing Date shall be cancelled without consideration and shall not be entitled to receive YDUQS shares under the Exchange Ratio;

45

(iv)               Effectiveness of the Amended and Restated Bylaws. The amended and restated bylaws of the Combined Company, substantially in the form attached as Schedule 5.2(iv), approved in the YDUQS EGM, will become effective as of the Closing Date and will reflect the governance structure agreed by the Parties in connection with the Transaction, including, but not limited to, the exclusion of the current “Brazilian Pill” and the changes in the Board of Directors;

(v)                Management Powers of Attorney. The team involved in the Integration Management Office (IMO Project) shall decide on how YDUQS will grant to certain Afya appointees powers of attorney reasonably necessary to include those required for cash management, operation of bank accounts, execution of payment instructions, foreign exchange transactions, treasury activities and any other actions required in connection with the Closing and the post-Closing integration process, in each case in form and substance reasonably satisfactory to the relevant Parties; and

(vi)               Other Documents. The Parties shall execute any and all other agreements, instruments, notices, certificates, and documents reasonably necessary to consummate the Transaction and give full effect to the transactions contemplated by this Agreement.

5.3.          Simultaneous Closing Actions. All Closing Actions and all documents executed on the Closing Date shall be deemed, for all purposes, to have been taken and executed simultaneously and as part of a single integrated transaction. The Transaction shall be consummated only upon the completion of all Closing Actions set forth above. No Closing Action and no document executed or delivered pursuant to this Section 5 shall be effective unless and until all other Closing Actions contemplated by this Section 5 have been duly completed.

5.4.          Post-Closing Filings and Registrations. Following the Closing, the Combined Company shall cooperate and use its reasonable best efforts to make, execute, submit and procure all registrations, filings, notices, publications, and other actions required under applicable Law in connection with the consummation of the Transaction, including, as applicable, (i) the filing and registration of the relevant corporate resolutions and corporate records before the competent authorities in Brazil; (ii) all filings, disclosures, registrations, and notifications required by the CVM, B3, and any other applicable securities or regulatory authority; (iii) the completion of all remaining filings, registrations, notifications, and disclosures before the SEC, Nasdaq and the Cayman Islands Registrar of Companies; and (iv) any corporate, tax, regulatory, or registration updates required in connection with the Transaction.

46

5.5.          Fractions of Combined Company Shares. No fractional shares of the Combined Company shall be issued in connection with the Transaction. Any fractional entitlement to shares of the Combined Company resulting from the application of the Exchange Ratio shall be aggregated into whole Combined Company shares and sold on the B3 trading market promptly following the Closing, in accordance with a notice to the shareholders to be duly disclosed by the Combined Company. The net proceeds from such sale, after deduction of applicable brokerage costs, Taxes and foreign exchange charges, shall be made available to the former holders of Afya shares who would otherwise be entitled to such fractional interests, pro rata to their respective fractional entitlements.

6.           YDUQS REPRESENTATIONS AND WARRANTIES

6.1.          YDUQS Representations and Warranties. YDUQS hereby represents and warrants to Afya, in good faith, that the statements set forth in this Section 6.1 are true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except that any such representations and warranties that refer to a specific date shall be true and correct as of such specific date), subject to Section 4.3(i)(b):

6.1.1.        Organization and Good Standing. YDUQS, its Subsidiaries, and the institutions listed in Exhibit (A) have been duly organized and are validly existing and in good standing under the Laws of the Federative Republic of Brazil, and possess all required corporate power and authority to own, lease, and operate their assets and to conduct their respective businesses as currently conducted. YDUQS further represents and warrants that Exhibit (A) sets forth a complete and accurate list of all of its Subsidiaries.

6.1.2.      Authority. Except for (i) the CADE Approval, (ii) the approval of the Transaction by the shareholders of YDUQS at the YDUQS EGM and (iii) the Third-Party approvals set forth in Section 4.3(iii), YDUQS has all required corporate power and authority to execute, deliver, and perform this Agreement and to consummate the Transaction.

6.1.3.      Broker. Except as set forth in Schedule 6.1.3, neither YDUQS nor any of its Subsidiaries has engaged any broker, finder, financial advisor, or other intermediary in connection with the Transaction whose fees or expenses may become payable by YDUQS or any of its Subsidiaries.

6.1.4.        Binding Effect. This Agreement has been duly executed by YDUQS and constitutes a legal, valid, and binding obligation of YDUQS, enforceable against YDUQS, in accordance with its terms.

6.1.5.        No Conflict. Except for (i) the CADE Approval, (ii) the approval of the Transaction by the shareholders of YDUQS at the YDUQS EGM, and (iii) the Third-Party approvals set forth in Section 4.3(iii), the execution and performance of this Agreement by YDUQS and the consummation of the Transaction do not and will not: (i) violate any applicable Law or any judgment, order, decree or determination of any Governmental Authority binding upon YDUQS or any of its Subsidiaries; and/or (ii) violate the organizational documents of YDUQS or any of its Subsidiaries.

47

6.1.6.        Share Capital. Schedule 6.1.6 sets forth a complete and accurate capitalization table of YDUQS as of September 14, 2026, including: (a) the number of issued and outstanding common shares; (b) the number of shares held in treasury; (c) the number of shares issuable upon exercise, conversion, or vesting of all outstanding awards under the YDUQS Equity Incentive Plans, specifying vested and unvested amounts; and (d) the share count on a Fully Diluted Basis. All issued and outstanding shares and other equity interests of YDUQS and its Subsidiaries have been duly authorized and validly issued in accordance with applicable Law. Except as set forth in Schedule 3.2.2(vii), there are no outstanding shares, quotas, options, warrants, subscription rights, convertible securities, or other rights, agreements, arrangements, or commitments obligating YDUQS or any of its Subsidiaries to issue, sell, or otherwise dispose of any shares or other equity interests, nor are there any outstanding obligations of YDUQS or any of its Subsidiaries to repurchase, redeem, or otherwise acquire any of their respective shares or other equity interests. Except as set forth in Schedule 3.2.2(vii), there are no treasury shares, quotas, stock appreciation rights, phantom equity, profit participation rights (other than in favor of employees pursuant to Law 10.101/2000) or similar instruments or arrangements, nor any other economic or voting rights relating to any shares or other equity interests of YDUQS or any of its Subsidiaries.

6.1.7.        Financial Statements. The audited financial statements of YDUQS as of and for the fiscal year ended December 31, 2025, as disclosed on the CVM website, together with any quarterly financial information (Informações Trimestrais – ITR) or other financial statements relating to any subsequent period, are, or when disclosed will be, complete and accurate in all material respects and have been, or will be, prepared in accordance with applicable Law and GAAP, consistently applied throughout the periods presented therein. Such financial statements fairly present, in all material respects, the financial position, results of operations, and cash flows of YDUQS as of the respective dates and for the respective periods covered thereby.

6.1.8.        Solvency. YDUQS and its Subsidiaries are solvent under applicable Law and, immediately before and immediately after the consummation of the Transaction, will be able to pay their respective debts as they become due. There is no pending proceeding or, to the Knowledge of YDUQS, threatened proceeding relating to any arrangement or composition with creditors, or any liquidation, winding-up, bankruptcy, judicial or extrajudicial reorganization, insolvency, or similar proceeding involving YDUQS or any of its Subsidiaries, and no event has occurred that, under applicable Law, would reasonably be expected to give rise to any such proceeding.

48

6.1.9.        Anti-Corruption Matters. Neither YDUQS nor, to YDUQS's Knowledge, any of its directors, officers, employees, representatives, consultants, or other Persons acting on its behalf has, directly or indirectly, offered, promised, authorized, or made any unlawful payment, gift, entertainment, or other thing of value to any Governmental Authority or any official, employee, or representative thereof for the purpose of obtaining or retaining business or otherwise securing any improper advantage for the YDUQS Business. YDUQS is, in all material respects, in compliance with all applicable Anti-Corruption Laws. Neither YDUQS nor any of its Subsidiaries has made any unlawful political contribution or payment to any political party, political campaign, public official, or Governmental Authority, whether directly or indirectly.

6.1.10.     Anti-Money Laundering. Neither YDUQS nor any of its Subsidiaries has knowingly engaged in any activity in violation of applicable anti-money laundering, counter-terrorist financing, or similar Laws, including Law No. 9,613/1998, as amended, and any other applicable Laws relating to money laundering, terrorist financing, recordkeeping, and reporting requirements (collectively, the “Anti-Money Laundering Laws”). To the Knowledge of YDUQS, no funds or assets used by YDUQS or any of its Subsidiaries in the conduct of their respective businesses are derived from any unlawful activity, including money laundering, terrorist financing, or any other activity prohibited under the Anti-Money Laundering Laws.

6.1.11.     YDUQS Reports. YDUQS represents and warrants that its most recently filed and publicly available Reference Form (Formulário de Referência), version 4, together with all amendments, supplements, and updates thereto and all other publicly disclosed information by YDUQS and furnished to the CVM prior to the date hereof (collectively, “YDUQS Reports”), accurately, completely and fairly presents all material information relating to YDUQS and its Subsidiaries as of the date of each YDUQS Report, and, as new YDUQS Reports are filed with the CVM pursuant to applicable Law until the Closing Date, each such YDUQS Report will accurately, completely, and fairly present all material information relating to YDUQS and its Subsidiaries as of the date of each such YDUQS Report. YDUQS further represents and warrants that the YDUQS Reports adequately identifies, and discloses all material risk factors relating to YDUQS and its Subsidiaries as of the date of each such YDUQS Reports, and that there is no material fact, circumstance, event, condition, liability, or risk as of this date relating to YDUQS and its Subsidiaries that has not been disclosed in the YDUQS Reports pursuant to applicable Law (and there will be no material fact, circumstance, event, condition, liability, or risk as of the Closing Date relating to YDUQS and its Subsidiaries that will not be disclosed in the YDUQS Reports as filed or furnished with the CVM until the Closing Date pursuant to applicable Law).

6.1.12.     Assets and Business. YDUQS and its Subsidiaries own, lease, license, or otherwise have valid rights to use all tangible and intangible assets, properties, and rights that are materially necessary for the conduct of the YDUQS Business as currently conducted in the Ordinary Course of Business. Except as set forth in Schedule 6.1.12, neither any YDUQS shareholder nor any Affiliate thereof owns any material asset, property, or right that is used in the conduct of the YDUQS Business. All material assets, properties, and rights owned, leased, licensed, or otherwise used by YDUQS and its Subsidiaries are sufficient for the conduct of the YDUQS Business as currently conducted in the Ordinary Course of Business.

49

6.1.13.     Absence of Material Events. Since the Locked Box Date, no event, circumstance, development, occurrence, change, or fact has occurred that has had, or would reasonably be expected to have, a Material Adverse Effect on the business, assets, liabilities, financial condition, or results of operations of YDUQS and its Subsidiaries.

6.1.14.     Maintained Institutions. YDUQS is not the maintaining entity (mantenedora) of any higher education institution accredited by the MEC. All higher education institutions within the YDUQS group are maintained by Subsidiaries of YDUQS, and no higher education institution is directly linked to YDUQS as its maintaining entity. Exhibit (A) contains a complete and accurate list of all such maintaining entities and their respective institutions.

6.1.15.     YDUQS Equity Incentive Plans. As of September 14, 2026, with respect to YDUQS, (i) pursuant to the stock option plan approved on June 13, 2008, a total of 62,980 awards are vested and unexercised, and none remain outstanding; (ii) pursuant to the restricted stock plan approved on October 18, 2018, no awards are vested and unexercised, and 1,009,275 remain outstanding; and (iii) pursuant to the restricted stock plan approved on April 28, 2025, no awards are vested and unexercised, and 2,780,877 remain outstanding (collectively, the “YDUQS Equity Incentive Plans”).

6.1.16.     No Negotiation of Competing Transaction. On the date of execution of this Agreement, neither YDUQS nor any of its Representatives is engaged in, party to, or participating in any discussions, negotiations or arrangements (whether binding or non-binding) relating to a Competing Transaction, nor are there any ongoing discussions, negotiations or arrangements that would constitute, or could reasonably be expected to constitute, a breach by YDUQS of the exclusivity obligations set forth in Section 4.11 (Exclusivity).

6.1.17.     Category “A” Issuer. The Company is duly registered with the CVM as a category “A” publicly-traded corporation (as defined in CVM Resolution No. 80, of March 29, 2022), and the shares issued by the Company are listed and admitted for trading on the Novo Mercado segment of the B3.

6.1.18.     Consents. Except for the Third-Party approvals set forth in Section 4.3(iii), the execution and performance of this Agreement by YDUQS and the consummation of the Transaction do not and will not constitute a default under, give rise to any right of termination, acceleration, or modification under, or result in any obligation to make any payment or issue, redeem, repurchase or transfer any securities under, any Material Contract to which YDUQS or any of its Subsidiaries is a party. Neither the execution of this Agreement nor the consummation of the Transaction will trigger any right of any Third Party under any shareholders’ agreements to which YDUQS or any of its Subsidiaries is a party.

50

6.2.          No Other Statements. Except for the statements expressly set forth in this Section 6, YDUQS makes no other statement, representation, or warranty, whether express or implied, to Afya or any other Person in connection with the Transaction.

7.           AFYA REPRESENTATIONS AND WARRANTIES

7.1.          Afya Representations and Warranties. Afya hereby represents and warrants to YDUQS, in good faith, that the statements set forth in this Section 7.1 are true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date (except that any such representations and warranties that refer to a specific date shall be true and correct as of such specific date), subject to Section 4.2(i)(b):

7.1.1.        Organization and Good Standing. Afya has been duly organized and is validly existing and in good standing as an exempted company under the Laws of the Cayman Islands, and its Subsidiaries and the institutions listed in Exhibit (B) have been duly organized and are validly existing and in good standing under the Laws of the Federative Republic of Brazil, and possess all required corporate power and authority to own, lease, and operate their assets and to conduct their respective businesses as currently conducted. Afya further represents and warrants that Exhibit (B) sets forth a complete and accurate list of all of its Subsidiaries.

7.1.2.       Authority. Except for (i) the CADE Approval, (ii) the approval of the Transaction by the shareholders of Afya at the Afya EGM, and (iii) the Third-Party approvals set forth in Section 4.2(iii), Afya has all required corporate power and authority to execute, deliver, and perform this Agreement and to consummate the Transaction.

7.1.3.      Broker. Except as set forth in Schedule 7.1.3, neither Afya nor any of its Subsidiaries has engaged any broker, finder, financial advisor, or other intermediary in connection with the Transaction whose fees or expenses may become payable by Afya or any of its Subsidiaries.

7.1.4.        Binding Effect. This Agreement has been duly executed by Afya and constitutes a legal, valid, and binding obligation of Afya, enforceable against Afya in accordance with its terms.

7.1.5.        No Conflict. Except for (i) the CADE Approval, (ii) the approval of the Transaction by the shareholders of Afya at the Afya EGM, and (iii) the Third-Party approvals set forth in Section 4.2(iii), the execution and performance of this Agreement by Afya and the consummation of the Transaction do not and will not: (i) violate any applicable Law or any judgment, order, decree or determination of any Governmental Authority binding upon Afya or any of its Subsidiaries; and/or (ii) violate the organizational documents of Afya or any of its Subsidiaries.

51

7.1.6.        Share Capital. Schedule 7.1.6 sets forth a complete and accurate capitalization table of Afya as of September 14, 2026, including: (a) the number of issued and outstanding common shares; (b) the number of shares held in treasury; (c) the number of shares issuable upon exercise, conversion, or vesting of all outstanding awards under the Afya Equity Incentive Plans, specifying vested and unvested amounts; and (d) the share count on a Fully Diluted Basis. All issued and outstanding shares and other equity interests of Afya and its Subsidiaries have been duly authorized and validly issued in accordance with applicable Law. Except as set forth in Schedule 3.3.2(vii), there are no outstanding shares, quotas, options, warrants, subscription rights, convertible securities, or other rights, agreements, arrangements, or commitments obligating Afya or any of its Subsidiaries to issue, sell or otherwise dispose of any shares or other equity interests, nor are there any outstanding obligations of Afya or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of their respective shares or other equity interests. Except as set forth in Schedule 3.3.2(vii), there are no treasury shares, quotas, stock appreciation rights, phantom equity, profit participation rights (other than in favor of employees pursuant to Law 10.101/2000) or similar instruments or arrangements, nor any other economic or voting rights relating to any shares or other equity interests of Afya or any of its Subsidiaries.

7.1.7.        Financial Statements. The audited consolidated financial statements of Afya as of and for the fiscal year ended December 31, 2025, as publicly disclosed by Afya through the SEC, together with any interim financial statements, quarterly reports or other financial information relating to any subsequent period, are, or when disclosed will be, complete and accurate in all material respects, and have been, or will be, prepared in accordance with applicable Law and IFRS, consistently applied throughout the periods presented therein. Such financial statements fairly present, in all material respects, the consolidated financial position, results of operations, and cash flows of Afya and its Subsidiaries as of the respective dates and for the respective periods covered thereby.

7.1.8.        Solvency. Afya and its Subsidiaries are solvent under applicable Law and, immediately before and immediately after the consummation of the Transaction, will be able to pay their respective debts as they become due. There is no pending proceeding or, to the Knowledge of Afya, threatened proceeding relating to any arrangement or composition with creditors, or any liquidation, winding-up, bankruptcy, judicial or extrajudicial reorganization, insolvency, or similar proceeding involving Afya or any of its Subsidiaries, and no event has occurred that, under applicable Law, would reasonably be expected to give rise to any such proceeding.

52

7.1.9.        Anti-Corruption Matters. Except as set forth in Schedule 7.1.9, neither Afya nor, to Afya's Knowledge, any of its directors, officers, employees, representatives, consultants, or other Persons acting on its behalf has, directly or indirectly, offered, promised, authorized, or made any unlawful payment, gift, entertainment, or other thing of value to any Governmental Authority or any official, employee, or representative thereof for the purpose of obtaining or retaining business or otherwise securing any improper advantage for the Afya Business. Afya is, in all material respects, in compliance with all applicable Anti-Corruption Laws. Neither Afya nor any of its Subsidiaries has made any unlawful political contribution or payment to any political party, political campaign, public official, or Governmental Authority, whether directly or indirectly.

7.1.10.     Anti-Money Laundering. Neither Afya nor any of its Subsidiaries has knowingly engaged in any activity in violation of applicable Anti-Money Laundering Laws. To the Knowledge of Afya, no funds or assets used by Afya or any of its Subsidiaries in the conduct of their respective businesses are derived from any unlawful activity, including money laundering, terrorist financing, or any other activity prohibited under the Anti-Money Laundering Laws.

7.1.11.     Afya SEC Reports. Afya represents and warrants that its Annual Report on Form 20-F most recently filed with the SEC as of the date hereof, together with all reports furnished to the SEC on Form 6-K and all other publicly disclosed information by Afya and furnished to the SEC prior to the date hereof (collectively, “Afya SEC Reports”), accurately, completely and fairly presented all material information relating to Afya and its Subsidiaries as of the date of each such Afya SEC Report, and, as new Afya SEC Reports are filed or furnished with the SEC pursuant to applicable Law until the Closing Date, each such Afya SEC Report will accurately, completely and fairly present all material information relating to Afya and its Subsidiaries as of the date of each such Afya SEC Report. Afya further represents and warrants that, as of the date hereof, the Afya SEC Reports adequately identify and disclose all material risk factors relating to Afya and its Subsidiaries as of the date of each such Afya SEC Report, and that there is no material fact, circumstance, event, condition, liability or risk as of the date hereof relating to Afya and its Subsidiaries that is required to be disclosed in the Afya SEC Reports pursuant to applicable Law and has not been so disclosed (and as new Afya SEC Reports are filed or furnished with the SEC pursuant to applicable Law, they will adequately identify and disclose as of the date of each such Afya SEC Report all material risk factors relating to Afya and its Subsidiaries and there will be no such material fact, circumstance, event, condition, liability or risk as of the Closing Date that will not be disclosed in the relevant Afya SEC Reports as filed or furnished with the SEC until the Closing Date pursuant to applicable Law).

53

7.1.12.     Assets and Business. Afya and its Subsidiaries own, lease, license or otherwise have valid rights to use all tangible and intangible assets, properties and rights that are materially necessary for the conduct of the Afya Business as currently conducted in the Ordinary Course of Business. Except as set forth in Schedule 7.1.12, neither any Afya shareholder nor any Affiliate thereof owns any material asset, property, or right that is used in the conduct of the Afya Business. All material assets, properties, and rights owned, leased, licensed, or otherwise used by Afya and its Subsidiaries are sufficient for the conduct of the Afya Business as currently conducted in the Ordinary Course of Business.

7.1.13.     Absence of Material Events. Since the Locked Box Date, no event, circumstance, development, occurrence, change or fact has occurred that has had, or would reasonably be expected to have, a Material Adverse Effect on the business, assets, liabilities, financial condition, or results of operations of Afya and its Subsidiaries.

7.1.14.     Maintained Institutions. Afya is not the maintaining entity (mantenedora) of any higher education institution accredited by the MEC. All higher education institutions within the Afya group are maintained by Subsidiaries of Afya, and no higher education institution is directly linked to Afya as its maintaining entity. Exhibit (B) contains a complete and accurate list of all such maintaining entities and their respective institutions.

7.1.15.     Afya Equity Incentive Plans. As of September 14, 2026, with respect to Afya, (i) pursuant to the stock option plan last amendment approved on October 31, 2025, a total of 557,522 awards are vested and unexercised, and 979,520 remain outstanding; and (ii) pursuant to the restricted stock plan approved on July 8th, 2022, a total of 453,090 awards are unvested, and remain outstanding (collectively, the “Afya Equity Incentive Plans”).

7.1.16.     No Negotiation of Competing Transaction. On the date of execution of this Agreement, neither Afya nor any of its Representatives is engaged in, party to, or participating in any discussions, negotiations or arrangements (whether binding or non-binding) relating to a Competing Transaction, nor are there any ongoing discussions, negotiations or arrangements that would constitute, or could reasonably be expected to constitute, a breach by Afya of the exclusivity obligations set forth in Section 4.11 (Exclusivity).

7.1.17.     Foreign Private Issuer. Afya qualifies as a foreign private issuer within the meaning of Rule 3b-4 under the 1934 Act and Rule 405 under the 1933 Act.

7.1.18.     Consents. Except for the Third-Party approvals set forth in Section 4.2(iii) and/or as provided in Schedule 3.3.2(vii), the execution and performance of this Agreement by Afya and the consummation of the Transaction do not and will not constitute a default under, give rise to any right of termination, acceleration, or modification under, or result in any obligation to make any payment or issue, redeem, repurchase, or transfer any securities under, any Material Contract to which Afya or any of its Subsidiaries is a party. Neither the execution of this Agreement nor the consummation of the Transaction will trigger any right of any Third Party under any shareholders’ agreements to which Afya or any of its Subsidiaries is a party.

54

7.2.          No Other Statements. Except for the statements expressly set forth in this Section 7, Afya makes no other statement, representation, or warranty, whether express or implied, to YDUQS or any other Person in connection with the Transaction.

8.           NO INDEMNIFICATION

8.1.          No Indemnification. Notwithstanding anything to the contrary in this Agreement, no Party shall have any right to indemnification from any other Party in connection with this Agreement. In the event of a breach of this Agreement by any Party, the sole and exclusive remedies available to the non-breaching Party shall be (i) to seek specific performance of this Agreement, and/or (ii) as applicable, to collect the Break-Up Fee or the amounts set forth in Sections 9.1.4 (Penalties) or 10.3 (Indemnification for Misleading Information), and no Party shall have any other claim for damages or other compensation under this Agreement. This Section 8.1 does not affect the compensation of any Leakage under Section 3.6 (Leakage Compensation), the payments under Sections 9.1.4 (Penalties) and 10.3 (Indemnification for Misleading Information), or any other payment expressly required under this Agreement.

9.           CONFIDENTIALITY AND OTHER COVENANTS

9.1.          Confidentiality. For a period of 5 years from the date hereof, the Parties, including their respective directors, officers, employees, representatives, and financial and legal advisors, shall keep strictly confidential, and shall not disclose to any Third-Party, any information relating to the Parties made available in connection with the negotiation of this Agreement, including any information disclosed in the course of tax, accounting, financial, legal, antitrust, technical, or commercial due diligence activities, as well as any documents, data, analyses, studies, and other information obtained from one another regarding the Parties hereto (and their respective Related Parties) in connection with the Transaction, whether in written, oral, electronic or any other form and whether or not marked or identified as confidential (“Confidential Information”). The Parties shall use such Confidential Information solely for the purposes contemplated by this Agreement and shall not disclose such Confidential Information to any Third-Party, without prejudice to any confidentiality obligations to which they may be subject under other agreements providing for a longer duration or broader scope of protection.

9.1.1.        The obligations set forth in Section 9.1 (Confidentiality) shall not apply to: (a) any information that was publicly available prior to its disclosure by a Party, or that becomes publicly available other than as a result of a breach of this Agreement by any signatory hereto; and (b) any disclosure required by this Agreement, applicable Law, regulation, court order, arbitral award, stock exchange rule, or request of a Governmental Authority, provided that: (i) such disclosure shall be limited to the minimum extent required by the applicable requirement; (ii) the disclosing Party shall, to the extent legally permissible and reasonably practicable, give prior notice thereof to the other Party; and (iii) the disclosing Party shall use commercially reasonable efforts to obtain confidential treatment of the Confidential Information and otherwise preserve its confidentiality to the maximum extent permitted by applicable Law.

55

9.1.2.        Except as otherwise authorized in writing by the other Party, each signatory to this Agreement hereby undertakes to: (a) subject to disclosures required by applicable Law, keep confidential and not disclose or make available any Confidential Information to any Third-Party, except to its representatives who are involved in the activities contemplated by this Agreement or who otherwise have a need to know such Confidential Information; and (b) cause its representatives, Related Parties, employees, and financial and legal advisors having access to any Confidential Information to comply with the confidentiality obligations set forth in this Agreement, it being understood that such signatory shall be jointly and severally liable with any such Persons for any breach of this Section committed by any of them.

9.1.3.        Notwithstanding anything to the contrary in this Agreement, disclosures of Confidential Information by any Party that are required pursuant to applicable Law, the rules or regulations of any investment fund, the CVM, SEC, any stock exchange (whether in Brazil or elsewhere), the Cayman Companies Act, any filing, registration or regulatory requirement, or any request, rule or requirement of any Governmental Authority, including disclosures made to investors or the market, shall be permitted, provided that (i) such disclosures are limited to the extent required by the applicable Law; and (ii) the form and content of such disclosure shall be mutually agreed by the Parties in advance, to the extent legally permissible; provided, further, that clause (ii) shall not apply to, and shall not delay, any filing or submission that either Company is required to make with the SEC or any other Governmental Authority within a prescribed period, including any Form CB, Form F-X, Form 6-K, Form 25 or Form 15.

9.1.4.        Penalties. In the event that any Party breaches any of its obligations under this Section 9.1, the breaching Party shall pay to the non-breaching Party a compensatory contractual penalty in the amount of R$ 1,000,000.00 per breach, increased from the date hereof until the date of payment by an amount corresponding to the accrued CDI during such period, without prejudice to the non-breaching Party’s right to seek the immediate cessation of the breach of the confidentiality obligations set forth herein. The payment of the penalty set forth above shall not relieve the breaching Party or any of its Related Parties from its obligation to comply with and continue to observe the confidentiality obligations set forth in Section 9.1 (Confidentiality).

56

9.2.          Tax Documentation and Cooperation. Each Party shall maintain and preserve all records, reports, appraisals, valuations, calculations, board materials, shareholder communications and other documentation supporting the legal, business and Tax treatment of the Transaction, including documentation relating to business purpose, continuity of operations, ownership structure, Tax basis and valuation analyses. Such documentation shall be retained for at least the duration of the applicable statute of limitations period and shall be made available to the other Parties upon reasonable request in connection with any Tax audit, administrative proceeding, judicial proceeding or regulatory inquiry relating to the Transaction.

9.3.          Tax Cost Allocation. Except where expressly provided otherwise in this Agreement, each Party shall bear its own Taxes arising from the transactions contemplated herein, including in respect of Leakage compensation payments, indemnification payments, Break-Up Fee, and dissenters' payments. No gross-up obligation shall apply unless expressly provided in the relevant provision.

10.        ANTITRUST APPROVAL

10.1.       CADE Pre-Notification. The Companies agree to submit the Transaction to CADE for pre-merger review within 20 Business Days following the date of execution of this Agreement, in accordance with the Antitrust Statutes (“CADE Pre-Notification”).

10.1.1.     The Companies acknowledge and agree that the CADE Pre-Notification process shall include the submission of a draft notification form to CADE and, thereafter, the holding of at least 1 meeting with representatives of CADE in order to discuss the criteria, scope and requirements applicable to the Formal Filing with CADE (“Formal Filing with CADE”). The Companies shall jointly participate in all relevant acts before CADE in connection with the Transaction, including working meetings, the preparation and submission of forms, notifications and any other filings, except where such joint participation is not permitted by applicable Law or by CADE itself, in which case the Companies shall cooperate to the fullest extent legally permissible.

10.1.2.     Following receipt of any comments from CADE during the CADE Pre-Notification process, the Parties shall use their reasonable best efforts to address such comments and to make the Formal Filing with CADE as promptly as practicable and, in any event, within 20 Business Days following receipt of such comments from CADE in connection with the CADE Pre-Notification.

10.2.       Cooperation Between the Parties. The Parties shall jointly coordinate the preparation of all submissions to CADE and expressly agree to cooperate with one another in preparing and submitting all relevant documents, information, and forms in connection with the CADE Pre-Notification, the Formal Filing with CADE, and the obtaining of the CADE Approval. Without limitation, each Party shall promptly provide all information and documentation reasonably required in connection therewith. Any confidential information and/or competitively sensitive information exchanged in connection with the CADE Pre-Notification, the Formal Filing with CADE, or the obtaining of the CADE Approval shall be clearly identified as such by the disclosing Party and shall be shared observing the Antitrust Statutes. Accordingly, neither Party shall have access to the other Party’s competitively sensitive information except through the procedures established in compliance with the Antitrust Statutes.

57

10.3.       Indemnification for Misleading Information. In the event that any Party provides inaccurate, incomplete, or misleading information to CADE in connection with the CADE Pre-Notification, the Formal Filing with CADE, or the CADE Approval process, and the inaccuracy, incompleteness, or misleading nature of such information results from such Party's willful misconduct or bad faith, such Party shall indemnify the other Party for any fines and penalties imposed by CADE, provided that it is demonstrated that such Party acted with willful misconduct or bad faith with the intent of causing such Losses.

10.4.       CADE Expenses. All costs and expenses incurred in connection with the Formal Filing with CADE and/or the obtaining of the CADE Approval (including the applicable filing fee) shall be borne equally by Afya and YDUQS, with each Party bearing 50% thereof, provided, however, that each Party shall bear its own legal fees and expenses and the fees and expenses of any other advisors retained by it in connection with the Transaction.

10.5.       Confidential Treatment. The Parties shall request confidential treatment from CADE to the extent possible and without compromising the process, with respect to any information and documents relating to the Transaction and the transactions contemplated hereby. No Party shall be liable to any other Party in the event that CADE denies, in whole or in part, any such request for confidential treatment.

10.6.       CADE Approval. For purposes of this Agreement, the “CADE Approval” shall be deemed to have been obtained upon a final and non-appealable decision by CADE (whether issued by CADE’s General Superintendence or, as applicable, CADE’s Tribunal) approving the consummation of the Transaction.

10.7.       CADE Rejection. In the event of a final and non-appealable decision by CADE prohibiting the Transaction contemplated by this Agreement, either Afya or YDUQS may terminate this Agreement pursuant to Section 11.1(f). In such event, none of the Parties shall be entitled to receive or be liable for any penalty, Break-Up Fee, indemnification payment, or other compensation solely as a result of the termination of this Agreement following such prohibition of the Transaction by CADE.

10.8.       CADE Remedies Affecting the Afya Business or the YDUQS Business. If CADE imposes any condition, restriction, limitation, or modification on the Transaction as a requirement for the CADE Approval (“CADE Remedies”), whether negotiated pursuant to a Merger Control Agreement (Acordo em Controle de Concentração – ACC) or otherwise unilaterally imposed by CADE, the Parties shall meet within 5 Business Days from the date on which CADE renders its decision or, during the review proceeding, to discuss, in good faith, the measures necessary to comply with such CADE Remedies and to assess, in each Party’s sole discretion, whether such CADE Remedies are acceptable. If the Parties fail to reach an agreement on the measures necessary to comply with the CADE Remedies within 30 Business Days following the 5 Business Day period referred to above, either Party shall have the right to terminate this Agreement without any liability to the other Party, pursuant to Section 11.1(g).

58

10.8.1.     Implementation of CADE Remedies. If the Parties reach an agreement on the measures necessary to comply with the CADE Remedies, the Parties shall implement such measures as soon as reasonably possible from the date on which both Parties jointly resolve to proceed with the Closing.

10.9.       No Adjustment or Compensation. No Party that is required to implement or comply with any obligation, restriction, condition or remedy imposed or required by CADE in connection with the Transaction shall be entitled to any consideration, adjustment of the Exchange Ratio, indemnification, reimbursement, compensation or other payment of any kind as a result thereof.

10.10.    Gun Jumping. Until the CADE Approval is obtained and in accordance with the Antitrust Statutes, the Parties shall ensure that: (a) the Afya Business and the YDUQS Business remain operationally, commercially, and administratively independent from one another and continue to be conducted in the Ordinary Course of Business; (b) each Party maintains its independent management structure, and no member of the management of one Party shall serve as a member of the management of the other Party or otherwise exercise direct influence over the management or strategic decision-making of the other Party; (c) the Parties shall not coordinate, align, or implement any common or uniform commercial, pricing, competitive, admissions, enrollment, academic, contracting, marketing or business policies; (d) competitively sensitive information shall not be shared between the Parties, except strictly in accordance with the Antitrust Statutes; and (e) each Party shall maintain its relationships with students, employees, suppliers, counterparties, regulatory authorities, and other Third-Parties in the Ordinary Course of Business and substantially consistent with past practice.

11.        TERMINATION

11.1.       Termination Events. This Agreement may be terminated prior to the Closing Date solely upon the occurrence of any of the following events:

(a)                by the mutual written consent of Afya and YDUQS;

(b)                by either Afya or YDUQS, if any applicable Law, restrictions imposed by any Governmental Authority, injunction, or other final, non-appealable order, decree or decision that permanently restrains or otherwise prohibits the consummation of the Transaction becomes final and binding;

(c)                by either Afya or YDUQS, if a Material Adverse Effect has occurred, provided, however, that the right to terminate this Agreement pursuant to this Section shall not be available to the Party that has suffered such Material Adverse Effect;

59

(d)                by YDUQS, solely in the event of a breach of any of Sections 2.1.1 (regarding the obligations attributable to Afya), 3.3.1, 3.3.2, 3.5 (Leakage), 3.8 (Permitted Afya Distribution and Top-Up), 4.4 (Convening of Afya EGM), or 4.11 (Exclusivity) of this Agreement by Afya, which breach remains uncured for a period of 30 Business Days after receipt of written notice from YDUQS and is not subject to compensation pursuant to the Leakage provisions set forth in Section 3.6 (Leakage Compensation); or if the Afya EGM rejects the Transaction;

(e)                by Afya, solely in the event of a breach of any of Sections 2.1.1 (regarding the obligations attributable to YDUQS), 3.2.1, 3.2.2, 3.5 (Leakage), 3.7 (Permitted YDUQS Distribution), 4.5 (Convening of YDUQS EGM), or 4.11 (Exclusivity) of this Agreement by YDUQS, which breach remains uncured for a period of 30 Business Days after receipt of written notice from Afya and is not subject to compensation pursuant to the Leakage provisions set forth in Section 3.6 (Leakage Compensation); or if the YDUQS EGM rejects the Transaction;

(f)                 automatically, upon the issuance of a final and non-appealable decision by CADE prohibiting the Transaction, pursuant to Section 10.7 (CADE Rejection);

(g)                by either Afya or YDUQS, if the Parties fail to reach agreement on the measures necessary to comply with any CADE Remedies within the period set forth in Section 10.8 (CADE Remedies Affecting the Afya Business or the YDUQS Business);

(h)                by either Afya or YDUQS, if Closing has not occurred on or prior to the Long Stop Date, provided that such right shall not be available to a Party whose breach of this Agreement is the cause of such failure; or

(i)                  if the non-defaulting Company decides to terminate this Agreement and claim the Break-Up Fee from the defaulting Company as set forth in Section 4.12 (Break-Up Fee).

11.2.       Survival of Certain Provisions. Notwithstanding any termination of this Agreement, the provisions of Sections 1 (Definitions and Rules of Interpretation), 4.12 (Break-Up Fee), 8 (No Indemnification), 9 (Confidentiality), 12 (Notices), 13 (Governing Law and Arbitration), and 14 (General Provisions) shall survive such termination and continue in full force and effect in accordance with their terms.

11.3.       No Termination After Closing. Following the Closing, this Agreement shall remain in full force and effect and may not be terminated, rescinded or revoked by any Party, whether with or without cause.

12.        NOTICES

12.1.       All notices and communications under this Agreement (and any of its Annexes, Schedules, and Exhibits) shall be in writing and in English and shall be delivered by (a) electronic mail (e-mail), with confirmation of receipt; or (b) letter, with acknowledgment of receipt. All notices and communications shall be sent to the following addresses and contact details:

60

If addressed to YDUQS:	with a copy to (which shall not constitute notice for any purpose under this Agreement):

Rossano Marques Leandro Avenida das Américas, No. 42, Block 5, Room 301, Barra da Tijuca, Rio de Janeiro, State of Rio de Janeiro, Zip Code 22.640-907
E-mails: rossano.marques@yduqs.com.br

juridico.societario@yduqs.com.br

Rodrigo M. de Castro Guerra

Maria Amélia L. Senra

Hugo Wery
Lobo de Rizzo Advogados
Av. Brigadeiro Faria Lima, No. 3900, 12th Floor,
São Paulo, SP, Zip-Code 04538-132
E-mail: rodrigo.guerra@ldr.com.br, maria.senra@ldr.com.br, hugo.wery@ldr.com.br

Sergio Spinelli Silva Junior

Hiram Pagano

Adriano Sasseron
Spinelli Advogados
Av. Brigadeiro Faria Lima, No. 2277, 1801 unit, São Paulo, SP, Zip-Code 01452-000
E-mails: spinelli@spinelliadv.com.br; hpagano@spinelliadv.com.br and asasseron@spinelliadv.com.br

If addressed to Afya:	with a copy to (which shall not constitute notice for any purpose under this Agreement):

Luis André Carpinteiro Blanco

Anibal José Grifo de Sousa

Marcos de Oliveira Rodrigues Coelho

Rodrigo de Moura Salles Proença

Rua Paraíba, No. 330, 17th floor

Belo Horizonte, MG, Zip-Code 30.130-917
E-mails: luis.blanco@afya.com.br

anibal.sousa@afya.com.br

marcos.coelho@afya.com.br

rodrigo.proenca@afya.com.br

Paula Magalhães

Julia Visconti

Luiz Felipe Eustaquio
Demarest Advogados
Av. Pedroso de Morais, No. 1201

São Paulo, SP, Zip-Code 05419-001

E-mail: pcmagalhaes@demarest.com.br

jvisconti@demarest.com.br

leustaquio@demarest.com.br

61

12.1.1.     Any notice or communication shall be deemed received on the date indicated in the applicable confirmation of receipt or acknowledgment of receipt, as the case may be, provided that such confirmation or acknowledgment is obtained on a Business Day. Otherwise, such notice or communication shall be deemed received on the immediately following Business Day. In any event, any period triggered by such notice or communication shall commence on the first Business Day following the date on which it is deemed received.

12.1.2.     Each Party shall notify the other Party of any change to its contact details set forth above in the manner prescribed in this Section. Failing such notice, any notice or communication sent to the previously designated address or contact person shall be deemed valid and effective for all purposes of this Agreement.

13.        GOVERNING LAW AND ARBITRATION

13.1.       Governing Law. This Agreement and all matters arising out of or relating to the legal relationships established hereby shall be governed by and construed in accordance with the Laws of the Federative Republic of Brazil.

13.2.       Dispute Resolution. The Parties shall use their best efforts to resolve amicably any dispute arising out of or relating to this Agreement. If an amicable resolution cannot be reached, the Parties agree that any and all disputes, controversies or Claims arising out of or relating to this Agreement, including with respect to its application, validity, enforceability, interpretation, performance, breach, or termination, as well as any instruments relating to the Transaction, shall be finally settled by arbitration administered by the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) (“Chamber”).

13.2.1.     The arbitration shall be administered by the Chamber in accordance with its arbitration rules in effect on the date the notice of arbitration is submitted (“Arbitration Rules”).

13.2.2.     The arbitration shall be conducted in the Portuguese language, and any document not submitted in Portuguese or English shall be accompanied by a Portuguese translation thereof. The seat of arbitration shall be the City of São Paulo, State of São Paulo, Brazil. The arbitration proceedings shall be conducted, and the arbitral award shall be rendered, in writing. Notwithstanding the foregoing, the Arbitral Tribunal may direct that hearings, inspections, or other procedural acts be conducted in another location if deemed appropriate.

13.2.3.     The arbitration shall be decided in accordance with the Laws of the Federative Republic of Brazil, and the arbitrators shall not decide ex aequo et bono. The arbitral tribunal shall consist of 3 arbitrators (“Arbitral Tribunal”). The claimant(s) shall appoint one arbitrator and the respondent(s) shall appoint one arbitrator. The third arbitrator, who shall serve as chair of the Arbitral Tribunal, shall be appointed by mutual agreement of the party-appointed arbitrators. If any Party, or any arbitrator appointed by a Party, fails to make the required appointment, such appointment shall be made in accordance with the Arbitration Rules.

62

13.2.4.     Prior to the constitution of the Arbitral Tribunal, any Party may seek interim, conservatory or emergency relief from any court of competent jurisdiction, and any such request shall not affect, impair, or constitute a waiver of this arbitration agreement. Following the constitution of the Arbitral Tribunal, any request for interim, conservatory or emergency relief shall be submitted exclusively to the Arbitral Tribunal, which may confirm, modify, or revoke any measure previously granted by a court, pursuant to Articles 22-B and 22-C of Brazilian Arbitration Law No. 9,307/1996. For purposes of obtaining interim relief before the constitution of the Arbitral Tribunal, enforcing any arbitral award and pursuing matters not subject to arbitration, including the specific performance of obligations under this Agreement, the Parties hereby submit to the courts of the City of São Paulo, State of São Paulo, Brazil, and irrevocably waive any other jurisdiction to which they may otherwise be entitled.

13.2.5.     Any arbitral award, whether partial or final, shall be final and binding upon the Parties and shall not be subject to appeal, except for requests for correction or clarification as provided in Article 30 of Brazilian Arbitration Law No. 9,307/1996 and the Arbitration Rules.

13.2.6.     During the arbitration, the Parties shall bear the costs of the proceedings and the arbitrators’ fees as provided in the Arbitration Rules. The arbitral award shall allocate, in proportion to each Party’s degree of success or failure in the dispute, responsibility for the payment or reimbursement of: (i) the fees and other amounts payable to, paid to or reimbursed by the Chamber; (ii) the fees and other amounts payable to, paid to or reimbursed by the arbitrators; (iii) the fees and other amounts payable to, paid to or reimbursed by any experts, translators, interpreters, secretaries, court reporters or other assistants appointed by the Arbitral Tribunal; and (iv) attorneys’ fees awarded by the Arbitral Tribunal. The Arbitral Tribunal shall not award reimbursement of (x) contractual attorneys’ fees or any other amounts paid or payable by a Party to its own legal counsel, experts, translators, interpreters or other advisors, or (y) any other costs incurred by a Party in connection with the arbitration, including photocopying, notarization, legalization, apostille and travel expenses.

14.        GENERAL PROVISIONS

14.1.       Further Assurances. The Parties shall promptly provide all information and documents and shall execute and deliver any agreement, instrument, certificate, corporate record, filing, notice or other document reasonably necessary to carry out the provisions of this Agreement and consummate the Transaction, including for purposes of compliance with applicable Laws, CVM regulations, the rules and regulations of the SEC, any stock exchange (whether in Brazil or elsewhere), the Cayman Companies Act, and any requirements imposed by any Governmental Authority, including in connection with obtaining regulatory approvals and effecting any corporate registrations, filings, disclosures, publications or other corporate acts required in connection with the Transaction and the Closing.

63

14.2.       Amendments. This Agreement may be amended only by a written instrument executed by all Parties. Any waiver or consent shall be valid and effective only if expressly made in writing.

14.3.       Waiver. Any tolerance by any Party of any breach of this Agreement, or the performance of any act or procedure not expressly contemplated herein, shall constitute a mere liberality and shall not operate as a waiver, precedent or novation.

14.4.       Severability. If any provision of this Agreement is held to be invalid, illegal, void, ineffective, unenforceable, or otherwise annulled for any reason, the remaining provisions of this Agreement shall remain in full force and effect and shall continue to be valid, binding, and enforceable among the Parties. The Parties shall negotiate in good faith a replacement provision that achieves the same economic result, or the closest possible economic result, as the provision so affected.

14.5.       Specific Performance. The Parties acknowledge and agree that this Agreement is subject to specific performance and that the Parties shall be entitled to seek the specific enforcement of its terms and conditions, without prejudice to any other remedies available under this Agreement or applicable Law.

14.6.       Irrevocability. Except as otherwise expressly provided herein, this Agreement is irrevocable and binding upon the Parties and their respective successors and permitted assigns.

14.7.       Taxes and Expenses. Except as otherwise expressly provided in this Agreement, each Party shall be solely responsible for its own Taxes arising from the transactions contemplated hereby, in accordance with applicable Tax Laws, whether as taxpayer, withholding agent, or successor, and shall have no right of recourse against any other Party in respect thereof. Except as otherwise expressly provided herein, each Party shall bear its own fees, costs, and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and expenses of its legal counsel, financial advisors, auditors, consultants, and other representatives.

14.8.       Assignment. No Party may assign, transfer, or otherwise dispose of this Agreement or any of its rights or obligations hereunder, in whole or in part, whether by operation of Law or otherwise, without the prior written consent of the other Party. Any attempted assignment in violation of the terms of this Agreement shall be null and void and of no force or effect.

14.9.       Related Parties. The Parties shall be responsible for procuring the ratification and full performance of their respective obligations by their Related Parties in accordance with Article 439 of the Brazilian Civil Code. The Parties hereby acknowledge and agree that Article 440 of the Brazilian Civil Code shall not apply to this Agreement.

64

14.10.    Entire Agreement. This Agreement including all Exhibits and Schedules attached hereto, together with all ancillary agreements and other documents executed pursuant hereto or in connection with the Transaction, constitutes the entire agreement among the Parties with respect to its subject matter and supersedes all prior discussions, negotiations, understandings, and agreements, whether written or oral, relating thereto.

14.11.    Electronic Execution. The Parties acknowledge and agree that this Agreement may be executed electronically, including through DocuSign or any similar electronic signature platform, without the use of digital certificates issued under the Brazilian Public Key Infrastructure (ICP-Brasil), and that such electronic execution shall be valid, binding, and enforceable for all purposes. The Parties further acknowledge that the integrity and authenticity of this Agreement and the signatures affixed hereto may be demonstrated by electronic means and waive any right to challenge the validity or enforceability thereof on such basis. An electronic or digital signature by an individual shall be deemed valid and binding both on such individual and on any Person whom such individual validly represents. This Agreement shall become effective on the date indicated in the preamble hereto, regardless of the date on which any electronic signature is affixed.

This Agreement is executed electronically by the Parties in the presence of 2 witnesses.

São Paulo, September 23, 2026.

65